Form 10-K, Exhibit 13
period 1998-06-30
GREAT SOUTHERN BANCORP INC
filed 1998-09-28
CIK 854560

Front Cover

1998 ANNUAL REPORT FOR OUR SHAREHOLDERS
Native Sun in the Ozarks.

(The cover is a picture of two men who represent a loan officer and a bank customer. The setting is the customers farm with the customer on a lawn tractor.)

Inside Front Cover

(This is the inside of the front cover. The two years of high/low stock information is in a chart box and there is a picture of the Missouri Sports Hall of Fame where the 1998 Annual Meeting will be held.)

Annual Meeting

The 9th Annual Meeting of Shareholders will be held 10 A.M.
Wednesday, October 21, 1998, at the Missouri Sports Hall of Fame,
Springfield, Missouri.


Corporate Profile

Great Southern Bancorp, Inc. ("GSBC" or the "Company") is the holding company for Great Southern Bank (the "Bank"), which converted from a mutual to a stock company in December 1989. In June 1998, the Bank converted from a federal savings bank charter to a Missouri chartered trust company.

Great Southern was founded in 1923 with a $5,000 investment, 4 employees and 936 members, and has grown to over $795 million in assets, with more than 370 employees and 70,000 + customers.


        Inside Cover continued
The Bank is headquartered in Springfield, Missouri and operates 27 branches in 15 counties throughout the Ozarks; nine in Springfield.

A community-oriented company, GSBC and its subsidiaries offer a full range of banking, lending, investment, insurance and travel services.

Corporate Mission

A publicly held financial services organization, the Company is dedicated to increasing stockholders' equity through profitable operations and sound management. In order of priority, emphasis is on customer service, cost control and product offerings.

The Bank's broad mission is to promote savings and provide the financial means for home ownership to families throughout the Ozarks and southern Missouri. In addition the Bank provides a broad base of family and commercial financial products and services, emphasizing convenience, personal attention, and competitive terms.

The other wholly owned subsidiary corporations of Great Southern
Bancorp, Inc. and the Bank market related services, including investment counseling, discount brokerage, insurance, travel and appraisal services.

Stock Information

The stock of GSBC is traded on the over-the-counter market and quoted on the NASDAQ National Market System under the symbol
"GSBC."

As of June 30, 1998, there were 7,961,727 total shares outstanding and approximately 917 shareholders of record. The Company declared four dividends during the year, making 33 consecutive dividends since conversion in December 1989.

High/Low Stock Price      Fiscal 1998               Fiscal 1997
                     -------------------        ------------------
                       High        Low           High       Low
                      -------    -------        -------    -------
First Quarter         19 9/16     16            15 1/2     13 1/8
Second Quarter        25 7/8      19 1/8        18         14 1/2
Third Quarter         26 1/4      24            18 1/4     17
Fourth Quarter        26 3/8      25            18         16 1/8


General Information

CORPORATE HEADQUARTERS
1451 E. Battlefield
Springfield, MO 65804
1 (800) 749-7113
MAILING ADDRESS
P.O. Box 9009, Springfield, MO 65808


        Inside Cover continued


DIVIDEND REINVESTMENT
For details on the automatic reinvestment of dividends in common stock of the corporation call:
1 (800) 725-6651 or write:
Great Southern Bancorp, Inc.
Shareholder Relations
P.O. Box 9009
Springfield, MO 65808



FORM 10-K
The  Form 10-K report filed with the Securities and Exchange
Commission may be obtained without charge by request to:
Richard Wilson
Senior Vice President, Controller
Great Southern Bank
P.O. Box 9009, Springfield, MO 65808



INVESTOR RELATIONS
Teresa Chasteen
Vice President, Director of Marketing
Great Southern Bank
P.O. Box 9009, Springfield, MO 65808



AUDITORS
Baird, Kurtz & Dobson
Hammons Tower
P.O. Box 1190
Springfield, MO 65801



LEGAL COUNSEL
Carnahan, Evans, Cantwell & Brown
1949 E. Sunshine
P.O. Box 10009
Springfield, MO 65808



TRANSFER AGENT AND REGISTRAR
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

(This is the table of contents page. It includes a small color picture identical to the picture on the front cover. There are also three other pictures in the Contents section that are a portion of the each picture on the pages referenced.)

Our Cover
A sunrise in the James River Valley finds Great Southern with a neighbor in his own backyard. Living and working in the Ozarks for 76 years has enabled us to provide our customers with full-strength banking and full-service convenience ... all served with sound, native Ozarks' savvy.

Contents

2 Chairman's Message
The changing times find the Great Southern sun where it's always been: Out front. Leading the way.

4 Competing on Home Turf
Aggressively marketed, and user-friendly, the Great Southern product enjoys a high profile in the Ozarks.

6 The Wisdom of the Hills
Anticipating our customers' need leads us to new products. They tell us what they need. We listen.

8 Home-Grown Loans
"The Ozarks Lending Authority" has many faces. All highly visible and influential in a thriving Ozarks economy.

10 It's Our Neighborhood
The quality-of-life projects we sponsor anchor our role in the community. Great Southern cares.

12 Everything Under the Sun
Great Southern's resourceful subsidiaries complement the Bank's leadership in consumer-oriented service.

15 Management's Discussion And Analysis

Financials
25 Consolidated Statements of Financial Condition
26 Consolidated Statements of Income
27 Consolidated Statements of Changes in Stockholders' Equity
28 Consolidated Statements of Cash Flows
29 Notes to Consolidated Financial Statements
39 Accountants' report

40 The Team Profile
Great Southern Bancorp, Inc. and Great Southern Bank Officers




       2 and 3

(Along the bottom of pages 2 and 3 are eight bar graphs. They are for stock price (in dollars), earnings (in millions), total assets (in millions), total deposits (in millions), total loans (in millions), checking account growth (in thousands), monthly check card transactions (in thousands) and monthly transactions at Great Southern ATMs (in thousands). The years presented by the graphs are 1994 through 1998. The page also included a color photo of our Chairman, William V. Turner.)

Message From The Chairman

In the past 24 months, southwest Missouri has witnessed nearly a dozen name changes and additions among its principal banking providers.

The most visible signs of the changing times are the number of bank logos that have changed or cropped up recently in our communities. That is, with one, particularly notable exception: Great Southern.

Having just celebrated our 75th anniversary and completed our fifth consecutive record year, in such an environment, it could be argued that "Southwest Missouri's largest home-owned bank" was simply the incidental beneficiary of turmoil in the local financial services marketplace.

But such an assessment greatly underestimates the new competition; overstates the "turmoil;" ignores the company's preparation and execution of a strategic business development plan; and overlooks the fact that Great Southern's current run of "best years ever" began before the recent mergers, acquisitions and start-ups.

Indeed, we are pleased to report fiscal 1998 was another banner year. Net income was $1.76 per share ($14.4 million) up 60% over last year's $1.10 per share ($9.3 million). In addition, the company posted growth in all of the following areas: total assets approached $800 million ($795 million-up 12%); net loans receivable were $655 million (up 12%); and total deposits were $553 million (up 20%).

Non-performing assets were $12 million, down $1.9 million from a year ago (June 1997).

The company continued to maintain a healthy capital position with stockholders' equity at 8.5% of total assets.

GSBC stock closed the year (June 98) at $25.375, which represented a 57% increase over the $16.125 closing price of a year ago.

In addition to financial accomplishments, significant decisions were made this past year to better position the company for the future:

(1) Effective June 30, 1998, our thrift subsidiary converted to a Missouri chartered trust company. As a result of the conversion, the corporation will have full commercial banking powers which will enable us to meet the ever-increasing demand for commercial real estate loans and non-residential lending programs.
        2 and 3 continued
(2) Our bank subsidiary made a major investment to purchase a new computer system from Jack Henry & Associates (Monett, Missouri). Complementary teller and new account systems were also acquired. These systems will allow us to accommodate significant retail growth and enhance service levels and efficiency for customers.

(3) The bank also added two new branches to its network of service centers bringing the total to 27. A second location in Joplin, Missouri, on Rangeline - convenient for north Joplin, Webb City and Missouri Southern State College, will enable us to expand our business in that market. The other new office is our ninth in Springfield. It is strategically located on perhaps the fastest growing corridor in the city - Campbell and James River Expressway.

(4) Great Southern Travel, GSBC's travel subsidiary, acquired two International Tour and Cruise franchises in Joplin and Monett, Missouri. The addition of International Tours' sales volume will put Great Southern in the top 5% of all U.S. travel agencies.

Advancements were also made in checking account growth; electronic transaction usage; commercial deposit services; the consumer credit product line; intracompany referrals; and cooperative advertising alliances.

In 1998, we continued to focus on growing retail checking accounts
- the core product of a household's banking relationship. "Cash Back Checking (free)" and "The Works ($100 minimum package account)" were promoted throughout the year with a heavy emphasis on our unique, differentiating feature - earning five cents every time payment is made with our debit card instead of writing a check. As a result, total checking accounts were up 25% from a year ago, and monthly debit card transactions were up 115%.

Another factor fueling our phenomenal retail growth is the continued expansion of what is already the "largest single bank ATM network in southwest Missouri." With more than 100 machines throughout the Ozarks, monthly transactions at Great Southern ATMs are now approaching 110,000.

Technology has made it possible for us to begin offering commercial deposit customers their bank statements on CD-ROM and the capability of banking "on-line" will follow once we go live with our new computer system.

Our consumer credit product line (another staple for retail business) was the focus of an internal campaign - "Borrow Where You Bank" - geared toward existing customers. Modifications were made to our home equity product to make it more competitive and we continued to grow our floor planning and indirect lines of dealer business.
Finally, our leadership position, coupled with community roots and vast delivery channels, has made us the "partner of choice" this past year for a number of entities (from Silver Dollar City to the Nike Ozarks Open) looking for cooperative advertising alliances.

        2 and 3 continued

As a community bank we have to be innovative to compete, stay profitable, and earn loyal customers and employees. As Ralph Waldo Emerson once said, "What lies behind us (a rich heritage) and what lies before us (a promising future) are tiny matters compared to what lies within us." People ... not a structure are what make a bank and Great Southern is no exception. Our employee's attitudes, vision and practical advice ... their leadership and management skills ... the way they personally go that extra mile to take care of customers - resolving issues before the sun goes down ... these are the things that make us who we are. A bank by any other name...just wouldn't be the Ozarks' native sun.

William V. Turner
CHAIRMAN


Selected 5-year Financial Data
                                                   June 30
                              -----------------------------------------------------
For the Year:                   1998       1997       1996       1995       1994
                              --------   --------   --------   --------   ---------
Net Interest Income After
  Provision for Loan Losses
  (in thousands)               $28,087   $25,012    $24,355    $22,380    $18,532
Income Before Change in
  Accounting Principle          14,444     9,340     11,294      9,488      8,341**
Return on Average Assets          1.93%     1.39%      1.75%      1.62%      1.58%
Interest Rate Spread              3.79%     3.79%      3.82%      3.86%      4.05%
Return on Average
  Stockholders' Equity           22.49%    15.02%     17.28%     15.57%     14.44%
Non-interest Expense to
  Average Assets                  2.74%     3.04%      2.53%      2.62%      2.78%

Per Common Share*:
Earnings Before Change in
  Accounting Principle           $1.76     $1.10      $1.23      $1.00       $.83**
Cash Dividends Declared            .43       .39        .35        .30        .15
Book Value (year end)             8.47      7.45       7.70       7.00       6.42
Market price (year end)         25.375    16.125      13.75      9.625      7.459

At Year End: (in thousands)
Total Assets                  $795,091   $707,841   $668,105   $622,380   $534,740
Loans Receivable, Net          655,226    583,709    546,759    519,255    443,750
Savings Deposits               553,365    459,236    397,055    384,327    358,987
Total Borrowings               169,563    180,625    197,265    168,270    108,587
Stockholders' Equity            67,409     60,348     68,535     62,982     61,462
Non-performing Assets           11,958     13,850     16,854     12,772     14,963

* All per share amounts have been adjusted to reflect the July 25, 1994 3-for-1 stock split, and the October 21, 1996 2-for-1 stock split.
** These numbers do not reflect a change in accounting principle.


        4 and 5

(Pages 4 through 13 include various color photos of Great Southern ATMs, office settings, billboards, customers, employees, community events and fund raising events.

Competing on Home Turf
----------------------

To native southern Missourians, the recent signs of the changing times have been bank signs changing. Big out-market banks, promising economies of scale and implied benefits of sheer size, have taken over smaller banks, and smaller-yet community banks, seeking to capitalize on the resulting losses of local familiarity and autonomy, have sprung up in their wakes.

Given the recent competitive influx of new consumer products, services and special grand opening offers aimed at retention and new-bank identity, that Great Southern holds its own is remarkable enough. For if there's a national trend "when the big banks come to town," it has been quite the opposite.

Today, celebrating our 76th year in the Ozarks - with offices and ATMs across more than 30 local communities - the Great Southern sun logo is undeniably one of the more recognizable area trademarks, and especially as other banks' signs have been changing, there is little doubt that Great Southern has benefitted from its constant, familiar identity.

But to the consumer, "familiarity" and "preference" are not necessarily one-and-the-same. We're all willing to try something new, including a new bank. Especially if the old familiar bank, resting on its laurels, isn't keeping up.

A generation or two ago, when Great Southern itself was the newcomer on the block in so many communities, we succeeded by becoming involved. Living and working side-by-side with our customers - knowing our friends and neighbors in each community we serve - has given us a powerful competitive edge in the development of the specific new products and services they're needing, and as involved citizens and community leaders ourselves, our hearts are in the right place too. Like them, we're natives.

Today, as we open new branches in new neighborhoods, we succeed the same way. In fact our corporate culture for community involvement has become so second nature, we sometimes fail to appreciate its underlying importance as a competitive marketing tool. We just do it.

As a result, while other banks jockey for logo visibility in on-premise branch fronts, billboards and signs, the Great Southern sun permeates a much deeper public consciousness off-premise. It welcomes the eager audience at Missouri's first annual Route 66 Country Music Festival, where a bright yellow 30-foot Great Southern tent, complete with Cash Cube and credit applications desks, is practically expected. And right at home.
        4 and 5 continued

It crosses the TV screen at home, almost incidentally, in KOLR, Silver Dollar City and Showboat Branson Belle advertising, as the exclusive ATM discount ticket outlet for their summer-long Family Fun Combo. Also home-owned, the station and the attractions found a willing bank partner for local affinity marketing on their very first choice. They want us back, at Christmas time, for the Radio City Music Hall Rockettes.

When local organizers created the Ozarks Event Card - with package savings on tickets to Springfield Lasers' World Team Tennis matches, the Nike Ozarks Open, the Missouri Sports Hall of Fame, the Ozarks Empire Fair and Dickerson Park Zoo - they intentionally left a place on the front of the card for the Great Southern sun. Not that we're a soft touch. We're simply the natural; we're already involved in them all.

At every SMSU football and basketball home game in Springfield, the Great Southern sun shines down from the scoreboards over our own "Halftime Games," a traditional sponsorship we began more than a decade ago that, by popular demand, has since expanded to include home games at Missouri Southern State College in Joplin, and the SMSU Grizzlies in West Plains.

Like them, we enjoy a distinct competitive advantage, and it's not just the visibility of our colors. It's our home turf. We're playing to a home crowd. And we're playing to win.

(On page 4 there is a picture of the Showboat Branson Belle and a tent card of the special joint promotion by Silver Dollar City, KOLR 10, the News Leader and Great Southern. On page 5 is a picture of the tent used by Great Southern at the Route 66 Country Music Festival, a Route 66 participant in the Great Southern Cash Cube, and a picture of the new Joplin Great Southern branch.)

Cutlines for photos
a) Local exposure of the Great Southern logo on TV was dramatically increased when we partnered our ATMs with the marketing budgets of the area's top family attractions. Delighted Silver Dollar City officials reported children's tickets were up by more than 20% over the previous summer.

b) The bank took in more than 500 credit card applications daily at the Route 66 Country Music Festival, a 3-day concert that featured several of the nation's top country performers, including LeAnn Rimes, George Jones, Charlie Daniels, Tim McGraw and Faith Hill.

c) Among the top attractions at the Festival was the Great Southern "Cash Cube," in which participants get to keep any cash they can grab. The only trick is there's a time limit, and the money is blowing around like crazy!

d) Branch expansions included a new facility on Joplin's primary north-south artery, Rangeline, near Missouri Southern State College and the regionally-popular North Park Mall. Our southern location on 32nd Street celebrates it's 10th Anniversary next Spring.
        6 and 7

The Wisdom of the Hills
-----------------------

One of the more enlightening anecdotes in rural southern Missouri tells of the "big city" politician who has come into the hills to stump for votes. Lost and late for his engagement, the politician spots a farmer and directs his driver to stop for directions. The farmer points down the lane, "Turn right at the first cattle guard, it's a short piece down on your left from there." Thanking him, the politician moves on, then stops and backs up to beg one more question: "Sorry to trouble you again, but is that cattle guard wearing a uniform?"

As we look to the future of banking in the Ozarks, it is with the sober appreciation that our customers, and not our competitors, guide us. As we prepare for "banking-on-the-Internet" and as others posture to offer it first, we know that, here in the Ozarks, our own customers are at least as concerned about the impact of the year 2000 in computers.

There is comfort in insight. But also challenge. Preparing to meet the competition head-on - and on an equal playing field - Great Southern Bank converted to a Missouri chartered trust company in June, providing it with the full commercial banking powers some of its major new competitors wield.

As the competition gets bigger, other volume-oriented services like consumer credit cards can also become a marketing issue - as evidenced frequently by "loss-leader-style" teasers in advertising
- designed to build the bank around the card. The concept of relationship banking is not, of course, a new one. In fact it has been one of Great Southern's own marketing strengths for at least the last decade - which is why we moved our VISA (R)/ MasterCard(R) product this year to First USA, and now offer a no-annual-fee Great Southern credit card at just prime plus 1.49%. Our old card wasn't bad. Many of our customers will still carry it. But our new card steals the competition's thunder, levels the playing field, and lets us move on into the more important aspects of relationship banking.

Obviously, building multiple ties to customers is smart, and most banks today consider cross-selling to be one of their more promising marketing frontiers. But to characterize relationship banking at Great Southern as simply a 'marketing strategy,' or even a 'new frontier,' is misleading.

Many of the products, benefits and conveniences we offer have come from direct customer input, and many of our new customers open multiple accounts with us on their very first visit. It's often more a matter of 'service' than 'strategy.'

What's more, relationship-banking was a big marketing issue around here a couple of decades ago, about the time Great Southern opened specialized subsidiaries for insurance, investments and travel, and became the area's first "banking supermarket." If it's a new frontier, it's nevertheless familiar turf.
       6 and 7 continued

Great Southern new account staffers find it quite natural to introduce checking applicants to co-working specialists in consumer and mortgage lending. And lending officers regularly "return the favor," helping loan applicants open new checking accounts - for the simple convenience of automatic payment drafts. The emphasis is always on service and one-stop problem solving, rather than sales, and it happens between our subsidiaries just as naturally. Happy checking customers expect the same level of service when they move their auto coverage to Great Southern Insurance ... who can often package it with a new homeowner's plan for additional savings
 ... which can be accumulated in a tax-advantaged college savings plan at the Bank ... or in an equally attractive annuity at Great Southern Investments ... who can also quote you today's best cruise value to the Caymans ... while you're still deciding between annuities and mutual funds ... or more Great Southern stock.

Great Southern is completing the full integration of new teller-, new account- and new mainframe computer systems, representing a significant investment in the future. The new systems let us take full-service banking to unprecedented levels. Comprehensive customer relationship information will be available on-the-spot, on-screen, at every Great Southern customer service and teller station anywhere in the Ozarks. Certainly, our new system puts us on a level playing field with the biggest of our new competitors. But that wasn't the reason. We merely maxed our old system with new business this year. We needed it anyway.

(On page 6 there is a picture of a family using a Great Southern
ATM in Branson.)

(On page 7 is a picture of a new drive-up ATM, a computer and CD
ROM disk representing a commercial checking option and a picture of the new Great Southern credit card stock and Great Southerns CU-pons promotional material.)

Cutlines for photos
a) Great Southern customers enjoy the largest single-bank ATM network in southern Missouri, now more than 100 units strong, and growing. This one, opposite Shoji Tabuchi's Theater in Branson, sports corporate colors, while others (above) pick up a development's overall color scheme purely for aesthetics.

b) On request, commercial checking account customers can opt to receive their monthly reconciliations on CD ROM.

C) We're well-known in the Ozarks, but the region's rapidly-growing population of business and retiree newcomers deserves special attention. The bank cooperates with local Chambers of Commerce in area newcomers guides, and in a particularly targeted offer, sponsors "CU-pons" in City Utilities information kits that accompany hookup requests.




        8 and 9
The Home-Grown Loan
-------------------

Since the mid-seventies, Great Southern has competed strategically as a "low-cost provider" in basic consumer financial services - attracting business by coupling highly competitive terms with the extra time-and-money-savings conveniences of multiple locations and longer banking hours.

It is a strategy that has worked, one that has helped make us "the largest home-owned bank around," and one that continues to work, as evidenced by last year's stellar growth in new checking business on the promotional strength of our debit card-oriented "Cash Back" account.

As bank marketing has gotten more sophisticated, a conventional wisdom has been to reduce customer service costs and increase profits by targeting only the bigger, better customers, and discouraging the high-maintenance smaller ones who are choking the drive-thru lanes.

The strategy makes sense, and perhaps best characterizes Great
Southern's competitive environment in the lending arena this year:
Everyone's targeting the Ozark's growing small business and big commercial business accounts.

In spite of the new wisdom, or in the face if it, Great Southern's long investment in building customer relationships from the bottom up is paying off. Many of those growing businesses today are owned by some of the same 'low-profit' drive-thru customers of yesterday, some of whom now feel they "couldn't have done it without us." Others come to Great Southern on their referrals, and still others simply on the basis of our reputation.

Having such a heritage is great. But the reason Great Southern's works so well is that it hasn't stopped. We're still building our heritage. And as "The Ozarks' Lending Authority," we're still 'targeting' everything from student loans to multi-million-dollar commercial projects.

It's a heritage of involvement - as witnessed in continuing education classes at the Springfield Area Board of Realtors", where loan solicitor Vicki Bilyeu is a favorite keynote speaker. -Or on home-turf at individual realtors' offices, where Great Southern regularly warms the morning's sales meeting attendance with "Breakfast on the House."
It's also a heritage of leadership, as evidenced by our continued emphasis on product development to attract new business and to serve our customers better. New products this year included a modified "PrimeLine" home equity loan, featuring a revolving line of credit, a floating prime rate, and no closing costs or application fees. Simultaneously, we introduced the "Great Home Improvement Loan," an unsecured product offering borrowers up to $15,000 without refinancing or tying up home equity. Customers using at least 77% of their loan for home improvements enjoy a fixed rate and fixed monthly payments for up to ten years.

        8 and 9 continued

And, despite our growing influence and size, the Great Southern heritage continues to be one of personal service, as well. Not just the 'lip-service' kind, and much more than the 'loan-decisions-made-quickly' kind: The one-on-one kind. Some of our new big-bank competitors are mailing slick color brochures, featuring small-business-oriented services, to those targeted lists of most promising prospects. We see them on our own prospects' desks - when our loan solicitor comes by - to listen, to see, to understand and shake hands - leaving behind a nice Great Southern piece featuring a face, a name, and a direct-line local phone number.

(On page 8 is a picture of a Great Southern mortgage loan officer officiating a high school football game. On page 9 is a picture of a Great Southern mortgage loan officer at a realtors officer, a consumer loan officer at a dealership that participates in the indirect consumer loan program, and some promotional material used by the commercial loan department.)

Cutlines for photos
a) Residential Lending department head Gene Barnes (tossing coin) is a well-known figure in area mortgage lending, having held key positions in the lending departments at three other financial institutions before joining Great Southern. He's equally well-known on the area's playing fields, having refereed more than 1,000 high school and collegiate football and basketball games.

b) -Or on home-turf at individual realtors' offices, where Great
Southern regularly warms the morning's sales meeting attendance with "Breakfast on the House."

c) Competitive terms and responsive on-site service have helped the bank develop a strong indirect-loan market working with area auto dealers like Mike May, shown here with Consumer Lending Vice
President Mary Allison.




















       10 and 11

It's Our Neighborhood
---------------------

In 1991, our annual report recalled basic tenets of doing business that had been established more than half-a-century before, including "That community involvement be commensurate with company growth and success." Today, we couldn't say it better ourselves. Our commitment to the communities we serve goes beyond lending money. We have a long history of lending a helping hand as well. And like the Great Southern sign, our community involvement is visible everywhere.

Our sun graces the sides of the CMN C.A.R.E. Mobile, a mobile clinic serving children in remote areas across the Ozarks - and regardless of ability to pay. Great Southern has been a major corporate sponsor of the Children's Miracle Network Telethon and the Children's Hospital Services at Cox Health System since 1986, and has helped raise nearly $6 1/2 million for CMN activities, all of which has stayed in the area to provide family care grants, outreach programs and life enhancing equipment and services for children with various medical needs.

On the first Monday of every October, Great Southern presents the Annual Boys & Girls Town Benefit Golf Tournament, funding state-accredited treatment programs for children ages 6-17 who are recovering from substance and sexual abuse, stress and other family and social behavioral problems. Last year, the tournament netted over $49,000, which is now also helping to build a new campus for the kids at Fort and Grand in Springfield. Boys and Girls Town of Missouri projects this year's total to reach $80,000.

Great Southern's other major golf tournament is equally popular, and actually sold-out this year. Sports stars including Leon Spinks, Roger Wehrli and Freddie Patek joined Great Southern's annual Missouri Sports Hall of Fame Golf Classic this year in netting $76,000 for the continued operations of the facility.

At Christmas time, Great Southern teamed up with KOLR TV and CBS to help popular talk show host Oprah Winfrey create the world's largest piggy bank. Viewers were asked to drop their spare change in a special piggy bank at Battlefield Mall. Local donations totalled $3,625 in short order, and added up to more than $3 1/2 million nationally. The money provides college scholarships for underprivileged kids across the country.










        10 and 11 continued

Other worthy annual causes sporting the Great Southern sun of sponsorship include the March of Dimes, the Muscular Dystrophy Association, Easter Seals, the American Cancer Society, Meals on Wheels and St. Jude's Research Hospital. And in addition to our special causes and involvements, Great Southern stays involved year-round in a number of other quality-of-life participations, like helping kids make the grade in school. After we adopted McGregor Elementary in Springfield we began looking for ways to help students build the skills they'll need in the future. Our "McGregor Bucks" program fits the bill as kids earn "Scholar Dollars" for doing the right thing: attending classes, paying attention, excelling and being good citizens. In other words, they worked hard for their money, redeemable at our in-school store for school supplies and other goodies.

Because we're more than just a bank, the Great Southern sun shines at Nixa's Sucker Days, Cabool's Farm Fest, at Poke Salat Days in Ava, and at big and small town Christmas parades across southern Missouri. The Ozarks is our neighborhood, and each community is our home.

(On page 10 is a picture of some students in front of the new Boys and Girls town facilities. On page 11 is a picture of the Great Southern chuck wagon on the Boys and Girls Town annual trail ride, an infant in the CMN ward at Cox Hospital, some participants in a Great Southern sponsored charity golf tournament and participants in the annual March of Dimes Walk America.)

Cutlines for photos
a) Students pose on the construction site in eager anticipation of the opening of their new Boys and Girls Town campus in Springfield. Each year, Boys and Girls Town of Missouri loads up 250 participants on horses and mules for the great Wagon Train (above right), a popular event among the kids that also builds self-confidence, pride of accomplishment, personal esteem and many new friendships.

b) A new project for CMN this year, "Books for Babies," helps parents connect even while their babies are still confined to incubators in Neonatal Intensive Care. Reading to newborns encourages bonding, hastens recovery, relieves stress and even promotes family literacy. The program has been an unqualified success, boasting 100% participation from parents.

c) Our employees enjoy turning out in big numbers at the annual
March of Dimes WalkAmerica, which this year generated over $77,000 in the Springfield area alone. Great Southern has been a principal corporate sponsor for the last 4 years.







        12 and 13

Everything Under The Sun
------------------------

Our oldest subsidiary, established in 1952 largely on the coattails of the original Savings & Loan Association's mortgage loan business, has long since found its own niche in the highly competitive insurance industry, and today employs a diverse staff of 19 specialists - including three Certified Insurance Counselors and six Certified Insurance Service Representatives - writing all lines of insurance and representing several of the nation's top underwriters. For the 4th consecutive year, the agency received national recognition by CAN as a High Performance Agency.

Complementing the bank's 'bottom-up' new client development philosophy - but with a reverse twist - Great Southern Insurance spread its name last year by focusing marketing efforts on commercial business development, and has increased writings so significantly that 60% of its total property casualty business is now commercial. Including trickle-down personal business from business owners, managers and employees, the subsidiary reported written premium increases across the board, along with a healthy 8% increase in net income before taxes for the fiscal year.

Other notable accomplishments for the year included the establishment of a new branch office in Nixa, and a computer system expansion assuring both year 2000 compliance and state-of-the-art transmission capabilities with our national insurance company underwriters.

When record after record is broken, we come to expect it. But when long-standing records fall, like Roger Maris' single-season home-run record to Mark McGwire, we all take notice.

In 1932, a reporter for the New York Times asked Babe Ruth, "Do you realize you made more money this year than President Hoover?" Ruth replied, "I had a better year than Hoover."

Great Southern Investments had that kind of year, with gross revenues passing $1.4 million. We doubled the number of new customer accounts opened versus fiscal 1997. We more than doubled our mutual fund and equity trading volume. And tripled the balances in our money market accounts. We may not be in the same league as Ruth or McGwire. But 'we came to play.'
A key product development has been our MoneyWorks Cash Management Account, giving investors the ability to consolidate all their stock, bond and mutual fund activities into one no-fee account - along with simplified, easy-to-read statements of all their investment holdings.

Airline commission cuts, consumer-direct ticket sales and even travel shopping on the Internet have forced a number of agencies out of the travel business - and most of the others to re-think methods of compensation for the services they provide. At the same time, Great Southern Travel was posting an overall sales increase of 27% for the year, and now ranks among the top 5% of all independent travel agencies in the U.S.

The subsidiary's strategic business plan focuses on group and tour sales - up 35%, on cruises - up 26%, and on the development of other more profitable packages and services that fall outside the industry's common commission woes.

Great Southern Travel's Branson Box Office became the preferred supplier for Branson travel with International Tours Inc. this year, a travel group encompassing more than 1,100 retail travel agencies across the country. Branson Group operations, formerly divided between Branson offices and our South Street location in Springfield, have been consolidated in Branson, where they are now directed by General Manager Lenni Neimeyer.

On the way to the top, Great Southern Travel brought home a boatload of prestigious souvenirs, including Carnival Cruise Lines' Winner's Circle Award, Holland America Lines' Premium Preferred account status, membership in Funjet Vacations' exclusive 500 Club, and Apple Vacations' Golden Apple Award - all recognizing customer service and sales performance excellence.

And to cap off a great year, we acquired something even more prestigious than awards: Joplin's largest travel agency, International Tours and Cruises, and brought on board Mark Norton as Executive Vice President and Managing Director. Great Southern Travel also acquired International Tours of Monett in June.

(On page 12 is a picture of two Great Southern insurance agents ( a father and son). On page 13 is a picture of Great Southerns new Joplin travel agency and its employees, an investment councilor presenting a radio talk show and a poster representing some of the numerous travel awards received by Great Southern Travel.)

Cutlines for photos
a) In Insurance, like everything else we do, it's all about people. New agent Wes Summers, 25, won accreditation as a Certified
Insurance Counselor during the year.  But top-performing Great
Southern Insurance veteran Gene Summers, alias 'dad', is the one beaming with pride.

b) Great Southern's native sun became a whole lot more visible in Missouri's 4th largest market this year, with the addition of another bank branch on Rangeline, and the simultaneous acquisitions of Mark Norton and his International Tours and Cruises, the four-state corners' largest travel agency.

c) You can reach Great Southern Investments counselor Mike Bennitt most anytime at 888-4440. But if you're not sure what questions to ask, tune into his radio talk show Wednesday mornings at 8am on radio station KLFJ and listen to what the experts are discussing.



        14 and 15

(On page 14 is a half page picture identical to the front cover photo.)

Management's Discussion and Analysis          15
Consolidated Financial Statements             25
Notes to Consolidated Financial Statements    29

Great Southern Bancorp, Inc. and subsidiaries
Management's Discussion and Analysis

The discussion set forth below, as well as other portions of this document, may contain forward-looking statements within the meaning of the federal securities laws. Such statements are subject to certain risks and uncertainties, and are based upon the information currently available to management of Great Southern Bancorp, Inc. (the "Company") and management's perception thereof as of the date of this document. Actual results of the Company's operations could materially differ from those forward-looking comments. The differences could be caused by a number of factors or combination of factors including, but not limited to, changes in the availability and/or cost of capital; changes in demand for banking services; changes in the portfolio composition; changes in the interest rate yield on the Company's investments; changes in management strategy; increased competition from both bank and non-bank companies; changes in the economic, political or regulatory environments in the United States and/or abroad; litigation involving the Company and/or its subsidiaries; and changes in the availability of qualified labor. Readers should take these factors into account in evaluating any such forward-looking comments.

GENERAL

The profitability of the Company, and more specifically, the profitability of its primary subsidiary Great Southern Bank (the "Bank"), depends primarily on its net interest income. Net interest income is the difference between the interest income it earns on its loans and investment portfolio, and its cost of funds, which consists mainly of interest paid on deposits and borrowings. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

The Company's profitability is also affected by the level of its non-interest income and operating expenses. Non-interest income consists primarily of gains on sales of loans and available-for-sale investments, service charge fees and commissions of non-bank subsidiaries. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, equipment and technology-related expenses and other general operating expenses.



        15 continued

The operations of the Bank, and banking institutions in general, are significantly influenced by general economic conditions and related monetary and fiscal policies of regulatory agencies. Deposit flows and the cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.


EFFECT OF FEDERAL LAWS AND REDULATIONS

Federal legislation and regulation significantly affect the banking operations of the Company and have increased competition among savings institutions, commercial banks, mortgage banking enterprises and other financial institutions. In particular, the capital requirements and operations of regulated depository institutions such as the Company and the Bank have been and will be subject to changes in applicable statutes and regulations from time to time, which changes could, under certain circumstances, adversely affect the Company or the Bank.

On June 30, 1998, the Bank became a state chartered trust company and the Company became a bank holding company. This change brought with it an additional set of regulations and new regulators for the Bank and Company. The new regulators may have different areas of emphasis when evaluating the operations of the Company or the Bank than their prior regulators. While this change may cause the Company or the Bank to make changes in the way they conduct business, these changes are not expected to be material to the overall operations or profitability of the Company.

RECENT CHANGES IN ACCOUNTING PRINCIPLES

In March 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It requires dual presentation of basic and diluted earnings per share by entities with complex capital structures and requires a reconciliation of the numerators and denominators between the two calculations. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The adoption of SFAS 128 did not have a material effect on the financial statements of the Company.








        15 continued and 16
POTENTIAL IMPACT OF ACCOUNTING PRINCIPLES TO BE IMPLEMENTED IN THE
FUTURE

The FASB recently adopted SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. It does not address issues of recognition or measurement. The Company's most significant component of other comprehensive income is the unrealized gains and losses on available-for-sale securities. The disclosure requirements are effective for fiscal years beginning after December 15, 1997. The adoption of SFAS 130 is not expected to have a material impact on the Company's financial statements.

The FASB recently adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for reporting operating segments and requires certain other disclosures about products and services, geographic areas and major customers. The disclosure requirements are effective for fiscal years beginning after December 15, 1997. The Statement requires selected information about operating segments in the Company's interim financial reports for the fiscal year beginning July 1, 1998. Management is in the process of evaluating the impact of the adoption of SFAS 131 on the Company's financial statements.

The FASB recently adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, and may be implemented as of the beginning of any fiscal quarter after issuance. SFAS No. 133 may not be applied retroactively. Management does not believe adopting SFAS No. 133 will have a material impact on the Company's financial statements

YEAR 2000

The "Year 2000 Problem" centers on the inability of computer systems to precisely recognize the year 2000. Many existing computer programs and systems were originally programmed with six digit dates that provided only two digits to identify the calendar year in the date field, without considering the upcoming change in the century. With the impending millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000. If computer systems are not adequately changed to identify the year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on the date/field information, such as interest, payment or due dates and other operating functions, will generate results which could be significantly misstated, and the Bank could experience a temporary inability to process transactions, send invoices or engage in similar normal business activities. In addition, under certain circumstances, failure to adequately address the Year 2000 Problem could adversely affect the viability of the Bank's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed,

        16 continued and 17
the Year 2000 Problem could result in a significant adverse impact on the Bank's products, services and competitive condition.

Financial institution regulators have recently increased their focus upon year 2000 issues, issuing guidance concerning the responsibilities of senior management and directors. The FDIC and the other federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any year 2000 problems. The federal banking agencies have asserted that year 2000 testing and certification is a key safety and soundness issue in conjunction with regulatory exams, and thus an institution's failure to address appropriately the Year 2000 Problem could result in supervisory action, including such enforcement actions as the reduction of the institution's supervisory ratings, the denial of applications for approval of a merger or acquisition, or the imposition of civil money penalties.

The Bank has been experiencing rapid growth in both the deposit and loan areas. The hardware and core software systems are approaching their capacity. Due to this growth and the year 2000 issue, the Bank evaluated both upgrading the current systems as well as looking into a potential replacement system. Management of the Bank determined conversion to a new hardware and software system was the best solution to meet the growth needs of the Bank as well as resolve the year 2000 issues.

The new system has been certified year 2000 compliant.
Installation of the new system has been completed and training and testing is underway. Conversion to the new system is scheduled to be completed by early November 1998.

In addition to replacing the core system, the personal computers and wide area network are being completely replaced with year 2000 compliant systems. This process is 80% complete with final completion scheduled for October 1998.

A complete inventory of non-mission critical hardware and software was completed in December 1997. Non-compliant software systems are scheduled for replacement or will be discontinued. Security systems, elevators, heating and air conditioning and like items have been tested and are expected to function as usual through the date of change. All third party vendors have certified their products as compliant. Testing of these and all other systems is scheduled for completion no later than June 30, 1999.

A contingency plan, utilizing the current core software, has been formulated. The supplier of the current system has released a year 2000 compliant system which can be installed on a larger hardware system that can be obtained by the Bank. This would be for temporary, emergency use only, to allow time to complete the conversion that is in progress. Should there be a failure of utilities or telephone communications, both of which the Bank is dependent on, a plan is being formulated to ensure the ability to operate enough strategic branch locations to serve our customers.
        17 continued

A budget of $2.4 million has been established to complete the necessary steps previously noted. Approximately $800,000 has been spent to date, with an additional $1.2 million budgeted for 1998 and $400,000 budgeted for 1999. The majority of these costs are capital items that will be depreciated or amortized over a period of 3 to 5 years.

An outside consultant has been utilized throughout the process to provide an independent review of all areas. The Company's estimate of year 2000 project costs and completion dates are based on management's best estimates that have been derived utilizing numerous assumptions about future events. These estimates and actual results may differ materially.

ASSET/LIABILITY MANAGEMENT

During fiscal year 1998, the Company increased total assets by $87 million. The main areas of change were an increase in net loans of $71 million and an increase in cash and interest-bearing deposits of $13 million.

The following loan categories experienced net increases as noted:

commercial real estate and construction loans, $57 million;
commercial business loans, $29 million; consumer (primarily automobile and student) loans, $19 million.

The following loan categories experienced net decreases as noted:

Single-family and other residential loans, $32 million.

The increase in cash and interest-bearing deposits was primarily due to larger cash letters in the process of collection at any point in time and the timing of transfers of funds from cash letters, and increased cash funds needed to supply the expanded number of ATM machines.

Total liabilities increased $81 million during fiscal 1998, primarily from an increase in deposits of $94 million and an increase in Federal Home Loan Bank (FHLBank) advances of $18 million. The deposit increase was primarily from brokered deposits and the reclassification as deposits of accounts that previously were short-term borrowings. The increase in FHLBank advances and deposits was to fund the brisk loan demand during the fiscal year. Management feels FHLBank advances and brokered deposits are viable alternatives to retail deposits when factoring all the costs associated with the generation and maintenance of retail deposits. In addition, brokered deposits have become more attractive in recent years with the low level of FDIC deposit insurance. Also, brokered deposits do not require any collateral pledging while FHLBank advances require the pledging of collateral at levels greater than the funds being obtained.





        17 continued
Stockholders' equity increased $7.1 million primarily as a result of net income of $14.4 million offset by dividend declarations and payments of $3.5 million and net treasury stock purchases of $3.6 million. The Company repurchased a net of 143,394 shares of common stock during the fiscal year.

A principal operating objective of the Company is to produce stable earnings by achieving a favorable interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Company has sought to reduce its exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which its interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms and the purchase of other shorter term interest-earning assets.

The term "interest rate sensitivity" refers to those assets and liabilities that mature and reprice periodically in response to fluctuations in market rates and yields. As noted above, one of the principal goals of the Company's asset/liability program is to maintain and match the interest rate sensitivity characteristics of the asset and liability portfolios.

In order to properly manage interest rate risk, the Bank's Board of Directors has established an Asset/Liability Management Committee ("ALCO") made up of members of management to monitor the difference between the Bank's maturing and repricing assets and liabilities and to develop and implement strategies to decrease the "gap" between the two. The primary responsibilities of the committee are to assess the Bank's asset/liability mix, recommend strategies to the Board that will enhance income while managing the Bank's vulnerability to changes in interest rates and report to the Board the results of the strategies used. The Company's experience with interest rates are discussed in more detail under the headings "Results of Operations and Comparisons of the Years Ended June 30, 1998 and 1997" and "Results of Operations and Comparisons of the Years Ended June 30, 1997 and 1996."

Interest Rate Sensitivity

An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. The difference between the Company's interest-sensitive assets and interest-sensitive liabilities for a specified time frame is referred to as "gap." A financial institution is considered to be asset-sensitive, or having a positive gap, when the amount of its earning assets maturing or repricing within a given time period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period.

Conversely, a financial institution is considered to be liability-sensitive, or have a negative gap, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of earning assets also maturing or repricing within that time period. During a period of rising interest rates, a positive gap would tend to increase net interest income, while a negative gap would tend to have an adverse effect on net interest income. During a period of falling interest rates, a positive gap would tend to have an adverse effect on net interest income, while a negative gap would tend to increase net interest income.

The Company evaluates interest sensitivity risk and then formulates guidelines regarding asset generation, funding sources and the pricing of each, and off-balance sheet commitments in order to decrease sensitivity risk. These guidelines are based upon management's outlook regarding future interest rate movements, the state of the regional and national economy and other financial and business risk factors. The Bank uses a static gap model and a computer simulation to measure the effect on net interest income of various interest rate scenarios over selected time periods. The Company's gap can be managed by repricing assets or liabilities, selling available-for-sale investments, replacing an asset or liability prior to maturity or adjusting the interest rate during the life of an asset or liability. Matching the amount of assets and liabilities repricing during the same time interval helps to reduce the risk and minimize the impact on net interest income in periods of rising or falling interest rates.

The Company's one-year interest rate sensitivity gap, stated as a dollar amount and as a percentage of total interest-earning assets, was a positive $79 million, or 10.2%, at June 30, 1998, as compared to a positive $48 million, or 6.9%, at June 30, 1997 and a positive $89 million, or 13.6% at June 30, 1996.

The change in the Company's one-year gap position from 1997 to 1998 resulted primarily from (i) a $22 million, or 36%, increase in investment securities and other interest-earning assets due to maturities shifting back from the 1 to 3 year category; (ii) a $17 million, or 3%, net increase in various loan types; (iii) a $49 million decrease in FHLBank advances from a shifting of advances into callable advances that have longer maturities with call provisions of 6 months to 2 years; and (iv) a $26 million decrease in other borrowings and liabilities which were reclassified into interest-bearing demand deposits; offset by (v) a $43 million, or 18%, increase in time deposits in the one year or less category primarily from the Company's continued increased use of brokered deposits substantially all of which had maturities of one year or less; and (vi) a $40 million, or 35%, increase in interest-bearing demand deposits, primarily from $26 million of other borrowings reclassified to this category and from growth in accounts.





        18 continued

The change in the Company's one-year gap position from 1996 to 1997 resulted primarily from (i) a $30 million, or 6%, increase in various loan types, the majority of which were at adjustable rates with adjustment periods of one year or less; (ii) a $16 million, or 21%, decrease in investment securities and other interest-earning assets due to maturities extending into the 1 to 3 year category;
(iii) a $10 million, or 60%, increase in other borrowings and liabilities; and (iv) a $48 million, or 25%, increase in time deposits in the one year or less category primarily from the Company's increased use of brokered deposits substantially all of which have maturities of six months or less.

As a part of its asset and liability management strategy, the Company has increased its investment in loans which are interest rate sensitive by emphasizing the origination of adjustable-rate, one- to four-family residential loans and adjustable-rate or relatively short-term commercial business and consumer loans, and originating fixed-rate, one- to four-family residential loans primarily for immediate resale in the secondary market. Approximately 34% of total assets are currently invested in commercial real estate and commercial business loans. This part of the strategy was designed to improve asset yield and fee income, and to shorten the average maturity and increase the interest rate sensitivity of the loan portfolio. While this strategy has contributed to the changes in the one-year interest rate sensitivity gap and increasing net interest income, such lending, commensurate with the increased risk levels, has also resulted in an increase in the level of non-performing assets. Management continually evaluates existing and potential commercial real estate and commercial business loans, in order to try to reduce undesirable risks including concentrations in a given geographic area or a particular loan category.

Interest rate risk exposure estimates (the sensitivity gap) are not exact measures of an institution's actual interest rate risk. They are only indicators of interest rate risk exposure produced in a simplified modeling environment designed to allow management to gauge the Company's sensitivity to changes in interest rates. They do not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other factors beyond the Company's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and in different amounts and would therefore cause a change (which potentially could be material) in the Company's interest rate risk.

Tables I & II set forth the Company's interest rate sensitive assets and liabilities. Table I sets forth the Company's interest rate sensitive assets and liabilities that mature or reprice within one year as of the dates indicated, while Table II sets forth the interest rate sensitivity of the Company's June 30, 1998 assets and liabilities for all maturity or repricing periods. Both tables were prepared on the basis of the factors and assumptions following:

-Prepayment rates are derived from overall market prepayment rates observed on or about June 30, 1998.

-Fixed-rate loans, net of loans in process, deferred fees and discounts are shown on the basis of contractual amortization and the prepayment assumptions noted above.

-Adjustable-rate loans are assumed to reprice at the earlier of maturity or the next contractual repricing date.

-Zero growth and constant percentage composition of assets and liabilities are assumed. Funds from contractual amortization are reinvested at estimated market rates.

Table I                                June 30,    1998              1997             1996
                                                --------         ---------         ---------
                                                          (Dollars in thousands)
Residential, commercial real estate and
 construction loans                             $458,449          $474,051          $463,559
Commercial business loans                         53,605            25,557            12,349
Consumer loans                                    27,542            22,549            16,202
Investment securities and other                   82,460            60,628            76,343
                                                 -------           -------           -------
Total interest rate sensitive assets repricing
  within one year                                622,056           582,785           568,453
                                                 -------           -------           -------
Interest-bearing demand deposits                 155,485           115,299           112,289
Savings deposits                                  34,644            35,065            37,009
Time deposits                                    283,707           240,643           192,909
FHLBank advances                                  69,228           117,659           120,849
Other borrowings and liabilities                       0            26,338            16,468
                                                 -------           -------           -------
Total interest rate sensitive
  liabilities repricing within one year          543,064           535,004           479,524
                                                 -------           -------           -------
One year interest rate sensitivity gap*         $ 78,992          $ 47,781          $ 88,929
                                                 =======           =======           =======
Interest rate sensitive assets/interest
  rate sensitive liabilities                      114.5%            108.9%            118.5%
                                                  =====             =====             =====
One year interest rate sensitivity gap
  as a percent of interest-earning assets          10.2%              6.9%             13.6%
                                                   ====               ===              ====

*Defined as the Company's interest-earning assets that mature or reprice within one year minus its interest-bearing liabilities which mature or reprice within one year.

        19 continued

Table II	Maturing or Repricing (Dollars in thousands)

                                                 Over 6
                                   6 Months       Months     Over 1-3     Over 3-5     Over
                                   or Less      to 1 Year     Years        Years      5 Years       Total
                                   --------     ---------    --------     --------    --------     --------
Residential real estate loans      $164,460     $ 55,346     $ 59,602     $ 9,593     $ 19,382     $308,383
Construction loans                   48,913            0           88           0          180       49,181
Commercial real estate loans        189,015          715       15,459       7,057        3,274      215,520
Commercial business loans            53,486          119          514         388          216       54,723
Consumer loans                       23,466        4,076       12,556       5,696          773       46,567
Investment securities and other      65,075       17,385       17,352           0            0       99,812
                                    -------       ------      -------     -------       ------      -------
Total interest-earning assets       544,415       77,641      105,571      22,734       23,825      774,186
                                    -------       ------      -------     -------       ------      -------

Interest-bearing demand deposits    155,485                                                         155,485
Savings deposits                     34,644                                                          34,644
Time deposits                       198,167       85,540       34,024       9,303         3,23      330,268
FHLBank advances                     61,910        7,318       38,326      11,999       49,955      169,508
                                    -------       ------      -------     -------       ------      -------
Total interest-bearing liabilities  450,206       92,858       72,350      21,302       53,189      689,905
                                    -------       ------      -------     -------       ------      -------
Interest-earning assets less
  interest-bearing liabilities     $ 94,209     $(15,217)    $ 33,221     $ 1,432     $(29,364)    $ 84,281
                                    =======       ======      =======      ======       ======      =======
Cumulative interest rate
  sensitivity gap                  $ 94,209     $ 78,992     $112,213    $113,645     $ 84,281
                                    =======       ======      =======     =======       ======
Cumulative interest rate
  sensitivity gap as a percent
  of interest-earning assets
  at June 30, 1998                    12.2%        10.2%        14.5%       14.7%        10.9%
                                      ====         ====         ====        ====         ====
Cumulative interest rate
  sensitivity gap as a percent
  of interest-earning assets
  at June 30, 1997                      .1%         6.9%        10.1%        9.6%        10.5%
                                        ==          ===         ====         ===         ====

RESULTS OF OPERATIONS AND COMPARISON FOR THE YEARS ENDED JUNE 30,
1998 AND 1997

The increase in earnings of $5.1 million, or 54.6%, for the year ended June 30, 1998 when compared to June 30, 1997, was primarily due to an increase in non-interest income of $3.3 million, or 31.7%, and an increase in net interest income of $3.2 million, or 12.1%, offset by an increase in non-interest expense of $100,000, or 0.5%, and an increase in provision for income taxes of $1.2 million, or 20.4%, during fiscal 1998.

TOTAL INTEREST INCOME

Total interest income increased $6.4 million, or 11.5%, during fiscal 1998 primarily due to a $6.2 million, or 12.0%, increase in interest income on loans.
        19 continued and 20

INTEREST INCOME - LOANS

During fiscal 1998, interest income on loans increased primarily from higher average balances. Interest income increased $5.8 million as the result of higher average loan balances from $561 million during fiscal 1997 to $624 million during fiscal 1998. The higher average balance resulted from the Bank's increased lending in commercial real estate and commercial business lending and entry into the indirect dealer consumer lending offset by a decline in single-family residential lending. The average yield on loans increased from 9.15% during fiscal 1997, to 9.22% during fiscal 1998 as a result of the change in the mix of loan types.

INTEREST INCOME - INVESTMENTS AND OTHER INTEREST-EARNING DEPOSITS

Interest income on investments and interest-earning deposits increased $220,000, or 5.3%, during fiscal 1998 when compared to fiscal 1997. Interest income increased $512,000 as a result of higher average balances from $80 million during fiscal 1997 to $92 million in fiscal 1998. This increase was primarily in interest-bearing deposits in FHLBank used to fund daily operations and lending. Interest income declined $292,000 as a result of lower average yields from 5.22% during fiscal 1997, to 4.76% during fiscal 1998 due to lower short term market rates.

TOTAL INTEREST EXPENSE

Total interest expense increased $3.2 million, or 11.0%, during fiscal 1998 when compared with fiscal 1997 primarily due to an increase in interest expense on deposits of $3.0 million, or 16.7%.

INTEREST EXPENSE - DEPOSITS

Interest expense on time deposits increased $2.8 million as a result of higher average balances from $262 million during fiscal 1997, to $312 million during fiscal 1998. The average balances of time deposits increased primarily as a result of the Company's use of brokered and other time deposits to fund loan growth. In recent years, brokered deposit rates have become competitive with rates on FHLBank advances and larger retail deposits.

Interest expense on deposits increased $250,000 as a result of higher average balances of interest bearing demand deposits from $109 million during fiscal 1997, to $121 million during fiscal 1998. This increase in balances was the result of the rapid growth of personal checking customers during the fiscal year. The Bank experienced this growth in large part due to acquisitions of competitors by larger banking institutions. This increase was partially offset by a $147,000 decrease in interest expense from slightly lower average rates from 2.36% in fiscal 1997 to 2.20% in fiscal 1998, due to the change of the deposit mix




        20 continued
INTEREST EXPENSE - FHLBANK ADVANCES AND OTHER BORROWINGS

Interest expense on FHLBank advances and other borrowings increased $359,000 due to higher average balances from $185 million during fiscal 1997 to $191 million during fiscal 1998. These higher average balances resulted from the use of FHLBank advances for funding a portion of the loan growth previously mentioned. Average rates were slightly lower during fiscal 1998 at 5.77% compared to 5.88% during fiscal 1997.

NET INTEREST INCOME

The Company's overall interest rate spread remained constant at 3.79% during fiscal 1997 and fiscal 1998.

PROVISION FOR LOAN LOSSES

The provision for loan losses increased $150,000, or 8.6%, during fiscal 1998 from $1.7 million during fiscal 1997 to $1.9 million during fiscal 1998.

Management records a provision for loan losses in an amount sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions and regular reviews by internal staff and regulatory examinations. During periods of loan growth, a portion of the provision may reflect management's desire to maintain a satisfactory allowance to protect the Company from losses which occur as a routine part of the banking business.

Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio. Management has established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectibility of the portfolio. Management determines which loans are potentially uncollectible, or represent a greater risk of loss and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

Non-performing assets decreased $1.9 million, or 13.7%, during fiscal 1998 from $13.9 million at June 30, 1997 to $12.0 million at June 30, 1998. Non-performing loans decreased $670,000, or 8.5%, from $7.9 million at June 30, 1997 to $7.2 million at June 30, 1998, and foreclosed assets declined $1.2 million, or 20.4%, from $6 million at June 30, 1997 to $4.8 million at June 30, 1998.





        20 continued and 21
Potential problem loans increased $1.8 million, or 25.4%, during fiscal 1998 from $7.1 million at June 30, 1997 to $9.0 million at June 30, 1998. These are loans which management has identified through routine internal review procedures as having possible credit problems which may cause the borrowers difficulty in complying with current loan repayment terms. These loans are not reflected in the non-performing loans.

The allowance for loan losses at June 30, 1998 and June 30, 1997, respectively, totaled $16.4 million and $15.5 million, representing 2.5% and 2.7% of total loans, 227% and 197% of non-performing loans, and 101% and 103% of non-performing loans and potential problem loans in total. The allowance for foreclosed asset losses was $0 at June 30, 1998 and $319,000 at June 30, 1997, representing 0% and 5.3%, respectively, of total foreclosed assets.

Management considers the allowance for loan losses and the allowance for foreclosed asset losses adequate to cover the possible risk of loss in the Company's assets at this time, based on current economic conditions. If economic conditions deteriorate significantly, it is possible that additional assets would be classified as non-performing, and accordingly, additional provision for possible losses would be required, thereby adversely affecting future results of operations.

NON-INTEREST INCOME

Non-interest income increased $3.3 million, or 31.7%, during fiscal 1998 compared to fiscal 1997. The increase was primarily due to:
(i) an increase of $1.2 million in profits on sale of available-for-sale securities; (ii) an increase in service charge income of $1.1 million, or 37.9%, on transaction accounts and electronic transactions due to increased volumes from an expanded ATM network and special promotions on debit card usage; (iii) an increase of $683,000, or 13.7%, in commission income from the travel, insurance and investment subsidiaries from growth in these areas; (iv) an increase of $600,000 in profits on sale of loans from increased levels of fixed rate loan refinancing due to historically low rates; and (v) various increases and decreases in other non-interest income items. Service charge income and commission income is expected to remain at these higher levels in fiscal 1999. Profits on sales of loans is expected to remain at these higher levels in fiscal 1999 assuming home loan interest rates remain at the current historically low levels. Profits on sale of available-for-sale securities are more volatile. They are based on several external factors which could cause the future profits to be more or less than in fiscal 1998.










        21 continued
NON-INTEREST EXPENSE

Non-interest expense increased only slightly during fiscal 1998 when compared to fiscal 1997, however, there were some major increases and decreases within non-interest expense items between the two fiscal periods. The changes were: (i) a decrease in insurance of $2.8 million due to the payment in fiscal 1997 of the one-time SAIF assessment of thrifts in September 1996; and (ii) a decrease in goodwill amortization of $1 million due to the write-off in fiscal 1997 of goodwill remaining from a 1982 failed thrift purchase; offset by (iii) an increase of $470,000 in tax consulting fees paid to achieve a one-time $1.5 million reduction of state financial institution taxes; (iv) an increase of $1.6 million in salaries and employee related costs due to increased staffing levels in transaction processing areas and expanded consumer and commercial lending, both resulting from substantial asset and customer growth; (v) an increase of $633,000 in occupancy and equipment expense primarily due to expansion of the Company's ATM network and other technology related purchases; (vi) an increase of $300,000 in robbery and bad check losses; (vii) an increase of $160,000 in audit, accounting and supervisory exam fees from increased time in these areas and a previous under accrual; (viii) an increase of $110,000 in package transaction account benefit costs due to the increased number of personal checking customers; and (ix) increases in the majority of other non-interest expense items resulting from asset and earnings growth.

In conjunction with the Company's recent growth and the year 2000 issue discussed previously in this document, the Company will be incurring additional operating costs associated with the evaluation, purchase, implementation and operation of new mainframe hardware and software as well as other replacement computer and equipment items. In addition, it is probable that the insurance, investment and travel subsidiaries will incur costs in the evaluation, purchase, implementation and operation of their systems to bring them into compliance to avoid potential year 2000 issues. While the exact impact of the cost to correct or convert the various systems of the Company is not known at this time, management does not feel it will be material to the overall operations or financial condition of the Company.

PROVISION FOR INCOME TAXES

Provision for income taxes as a percentage of pre-tax income decreased from 38.1% in fiscal 1997 to 32.4% in fiscal 1998. The 38.1% in fiscal 1997 would have been 35.5% without the non-deductible goodwill write-off that occurred during the period. A large portion of the lower than normal percentage in the June 30, 1998 period was due to a refund of prior period state financial institution taxes of $1.1 million. The refund was the result of a review of the Bank's state financial institution tax returns by a consulting firm. The refund resulted from the Bank's charter change from a state charter to a federal savings bank charter in December 1994. An additional current year reduction of $500,000 resulted from the Bank's charter change at June 30, 1998 from a federal savings bank charter to a state trust company charter.

        21 continued and 22
RESULTS OF OPERATIONS AND COMPARISONS OF THE YEARS ENDED JUNE 30,
1997 AND 1996

The decrease in earnings for the year ended June 30, 1997 compared to June 30, 1996 of $2 million, or 17.3%, was primarily due to an increase in non-interest expense of $4.1 million and an increase in provision for loan losses of $255,000, offset by an increase in net interest income of $.9 million and a decrease in provision for income taxes of $1.4 million during fiscal 1997.

INTEREST INCOME

Total interest income increased $1.6 million, or 3.0%, from fiscal 1996 primarily due to a $1.5 million, or 3.0%, increase in interest income on loans combined with a $120,000, or 3.0%, increase in interest income on investment securities and other interest-earning assets.

The increase in interest income on loans was the result of higher average balances from $537 million in fiscal 1996 to $561 million in fiscal 1997 as a result of loan growth, offset by a decrease in average yield from 9.29% in fiscal 1996 to 9.15% in fiscal 1997 as a result of slightly lower rates during the fiscal year 1997.

The increase in interest income on investment securities and other interest-bearing assets was the result of higher average balances from $76 million in fiscal 1996 to $80 million in fiscal 1997 as a result of available-for-sale securities acquired by the Company, offset by a decrease in average yields from 5.34% in fiscal 1996 to 5.22% in fiscal 1997 as a result of lower market rates earned on the redeployment of funds from maturing investments into new investments at current market rates.

INTEREST EXPENSE

Total interest expense increased $690,000, or 2.5%, from fiscal 1996 primarily due to a $950,000, or 5.6%, increase in interest expense on deposits offset by a $260,000, or 2.3%, decrease in interest expense on FHLBank advances and other borrowings.

Interest expense on deposits increased primarily due to an increase in higher average balances of time deposits from $239 million in fiscal 1996 to $262 million in fiscal 1997, offset by lower average rates on time deposits from 5.69% in fiscal 1996 to 5.53% in fiscal 1997 as a result of lower market rates on the average for such deposits.

Interest expense on FHLBank advances and other borrowings decreased primarily due to lower average rates from 5.97% in fiscal 1996 to 5.88% in fiscal 1997 and slightly lower average balances from $187 million in fiscal 1996 to $185 million in fiscal 1997. The Company evaluates various funding sources and generally uses the source that produces the lowest overall cost in the current market environment. The main sources evaluated are FHLBank advances, brokered CDs and retail deposits.

       22 continued
NET INTEREST INCOME

The Company's overall net interest margin decreased 4 basis points, or 1%, from 4.21% in fiscal 1996 to 4.17% in fiscal 1997. The decrease is due to an overall decrease in the weighted average yield received on interest-earning assets which was slightly greater than the overall decrease in the weighted average rates paid on interest-bearing liabilities.

PROVISION FOR LOAN LOSSES

The provision for loan losses increased $255,000, or 18%, in fiscal 1997 from fiscal 1996.

Non-performing assets decreased $3 million, or 17.8%, in fiscal 1997 from $16.9 million at June 30, 1996 to $13.9 million at June 30, 1997. Non-performing loans increased $2 million, or 33.4%, from $5.9 million at June 30, 1996 to $7.9 million at June 30,1997, and foreclosed assets decreased $4.9 million, or 45.5%, from $10.9 million at June 30, 1996 to $6.0 million at June 30, 1997. Non-performing loans at June 30, 1996 and 1997, respectively, included $500,000 and $285,000 of loans in connection with the sale of foreclosed assets. The majority of these loans are currently performing according to their loan terms.

Potential problem loans increased $2.4 million during fiscal 1997 from $4.7 million at June 30, 1996 to $7.1 million at June 30,
1997.

The allowance for loan losses at June 30, 1997 and 1996, respectively, totaled $15.5 million and $14.4 million, representing 2.7% and 2.6% of total loans, 197% and 243% of non-performing loans, and 103% and 135% of non-performing loans and potential problem loans in total. The allowance for foreclosed asset losses totaled $300,000 and $1.1 million at June 30, 1997 and 1996, respectively, representing 5.4% and 9.9% of total foreclosed assets.

NON-INTEREST INCOME

Non-interest income increased $118,000, or 1.1%, in fiscal 1997. The main changes in this area were: (i) an increase in commission income of $555,000 from increased sales in the travel and investment subsidiaries; (ii) an increase of $400,000 in service fees on deposit accounts primarily from increased ATM and debit card fees along with increased insufficient check fees; (iii) a decrease in income on foreclosed assets of $442,000 primarily due to larger recoveries in fiscal 1996 versus fiscal 1997 of previously recorded losses; (iv) a decrease in profit on sale of loans and available-for-sale securities of $493,000 due to reductions in gains on sale of available-for-sale securities in fiscal 1997; and (v) modest increases or decreases in other non-interest income items.




        22 continued and 23
NON-INTEREST EXPENSE

Non-interest expense increased $4.1 million, or 25.1%, in fiscal 1997. The increase was due primarily to: (i) a one-time deposit insurance assessment of $2.5 million partially offset by a decrease in the ongoing semi-annual deposit insurance assessment of $350,000; (ii) an increase in goodwill amortization of $915,000 as a result of the write-off of goodwill remaining from a 1982 failed thrift purchase; (iii) an increase in salaries and employee benefits of $850,000, or 10.2%, primarily due to asset and earnings growth in the Bank and increased sales volume in the travel and investment subsidiaries; (iv) an increase of $190,000 in supplies and printing due to ordering machine readable forms in additional areas to streamline transaction processing and efficiency; (v) an increase of $180,000, or 8.2%, in net occupancy expense primarily from expansion and upgrade in technology related items such as ATMs; and (vi) various smaller increases and decreases in the other non-interest expense categories.

PROVISION FOR INCOME TAXES

Provision for income taxes as a percentage of pre-tax income decreased from 38.6% in fiscal 1996 to 38.1% in fiscal 1997 due to changes in accrual estimates.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

Table III presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances of loans receivable include the average balances of non-accrual loans for each period. Interest income on loans includes interest received on non-accrual loans on a cash basis. The table does not reflect any effect of income taxes.



















        23 continued

Table III                                                       Years Ended June 30,
                                           --------------------------------------------------------------------
--
(Dollars in thousands)         June 30,            1998                     1997                     1996
                                1998    -----------------------   -----------------------  --------------------
---
                                Yield    Average          Yield    Average          Yield   Average
Yield
                                /Rate    Balance Interest /Rate    Balance Interest /Rate   Balance Interest
/Rate
                              --------  -------- -------- -----   -------- -------- -----  -------- -------- --
---
Interest-earning assets:
  Loans receivable               8.96%  $624,290 $57,537  9.22%   $561,146 $51,365  9.15%  $536,695 $49,884
9.29%
  Investment securities and
   other interest-earning assets 6.12     92,251   4,395  4.76      79,942   4,175  5.22     75,963   4,054
5.34
                                 ----    -------  ------  ----     -------  ------  ----    -------  ------  --
--
  Total interest-earning assets  8.73   $716,541  61,932  8.64    $641,088  55,540  8.66   $612,658  53,938
8.80
                                 ----    =======  ------  ----     =======  ------  ----    =======  ------  --
--
Interest-bearing liabilities:
  Demand deposits                2.25   $121,477   2,674  2.20    $108,750   2,571  2.36   $102,920   2,495
2.42
  Savings deposits               2.51     34,874     859  2.46      35,252     867  2.46     36,901     914
2.48
  Time deposits                  5.53    312,077  17,418  5.58     262,214  14,513  5.53    238,791  13,594
5.69
                                 ----    -------  ------  ----     -------  ------  ----    -------  ------  --
--
    Total deposits               4.46    468,428  20,951  4.47     406,216  17,951  4.42    378,612  17,003
4.49
  FHLBank advances
   and other borrowings          6.09    191,260  11,041  5.77     184,917  10,871  5.88    186,522  11,129
5.97
                                 ----    -------  ------  ----     -------  ------  ----    -------  ------  --
--
  Total interest-bearing
   liabilities                   4.92   $659,688  31,992  4.85    $591,133  28,822  4.88   $565,134  28,132
4.98
                                 ----    =======  ------  ----     =======  ------  ----    =======  ------  --
-
Net interest income:
  Interest rate spread           3.81%           $29,940  3.79%            $26,718  3.79%           $25,806
3.82%
                                 ====             ======  ====              ======  ====             ======
====
Net interest margin*                                      4.18%                     4.17%
4.21%
                                                          ====                      ====
====
Average interest-earning assets
  to average interest-bearing
  liabilities                                     108.6%                    108.5%                   108.4%
                                                  =====                     =====                    =====

*Defined as the Company's net interest income divided by total interest-earning assets.


Rate/Volume Analysis

Table IV presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to volume and to rate.




        23 continued and 24

Table IV                                                     Years Ended June 30,
                                        ---------------------------------------------------------------
(Dollars in thousands)                          1997 vs. 1998                     1996 vs. 1997
                                        ----------------------------       ----------------------------
                                            Increase                           Increase
                                           (Decrease)                         (Decrease)
                                             Due to          Total              Due to          Total
                                        ----------------   Increase        ----------------   Increase
                                         Rate     Volume  (Decrease)        Rate     Volume  (Decrease)
                                        ------    ------  ----------       ------    ------  ----------
Interest-earning assets:
  Loans receivable                      $355      $5,817    $6,172         $ (740)   $2,221    $1,481
  Investment securities and other
    interest-earning assets             (292)        512       220            (84)      205       121
                                         ---       -----     -----            ---     -----     -----
  Total interest-earning assets           63       6,329     6,392           (824)    2,426     1,602
                                         ---       -----     -----            ---     -----     -----
Interest-bearing liabilities:
  Demand deposits                       (147)        250       103            (59)      135        76
  Savings deposits                         1          (9)       (8)            (6)      (41)      (47)
  Time deposits                          123       2,782     2,905           (363)    1,282       919
                                         ---       -----     -----            ---     -----       ---
    Total deposits                       (23)      3,023     3,000           (428)    1,376       948
  FHLBank advances
    and other borrowings                (189)        359       170           (163)      (95)     (258)
                                         ---       -----     -----            ---     -----       ---
  Total interest-bearing liabilities    (212)      3,382     3,170           (591)    1,281       690
                                         ---       -----     -----            ---     -----       ---
Net interest income                     $275      $2,947    $3,222          $(233)   $1,145      $912
                                         ===       =====     =====            ===     =====       ===


LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measure of the Company's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals, and the day-to-day operations of the Company. Liquid assets include cash, interest-bearing deposits with financial institutions and certain investment securities and loans. As a result of the Company's management of the ability to generate liquidity primarily through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs. At June 30, 1998, the Company had commitments of approximately $110 million to fund loan originations, issued lines of credit, outstanding letters of credit and unadvanced loans.

Management continuously reviews the capital position of the Company and the Bank to insure compliance with minimum regulatory requirements, as well as exploring ways to increase capital either by retained earnings or other means.

The Company's capital position remained strong, with stockholders' equity at $67.4 million, or 8.5%, of total assets of $795 million at June 30, 1998 compared to equity at $60.3 million, or 8.5%, of total assets of $708 million at June 30, 1997.

Banks are required to maintain minimum risk-based capital ratios. These ratios compare capital, as defined by the risk-based regulations, to assets adjusted for their relative risk as defined by the regulations. Guidelines required banks to have a minimum Tier 1 capital ratio, as defined, of 4.00% and a minimum Tier 2 capital ratio of 8.00%, and a minimum 4.00% leverage capital ratio. On June 30, 1998, the Bank's Tier 1 capital ratio was 9.4% and Tier 2 capital ratio was 11.2% and leverage ratio was 7.5%.

At June 30, 1998, the held-to-maturity investment portfolio included $180,000 of gross unrealized gains and no gross unrealized losses. The unrealized gains are not expected to have a material effect on future earnings beyond the usual amortization of acquisition premium or accretion of discount because no sale of the held-to-maturity investment portfolio is foreseen.

The Company's primary sources of funds are savings deposits, FHLBank advances, other borrowings, loan repayments, proceeds from sales of loans and securities and funds provided from operations. The Company utilizes particular sources of funds based on the comparative costs and availability at the time. The Company has from time to time chosen not to pay rates on deposits as high as the rates paid by certain of its competitors and, when believed to be appropriate, supplements deposits with less expensive alternative sources of funds.

Statements of Cash Flows. During the years ended June 30, 1998, 1997 and 1996, the Company had positive cash flows from operating activities and positive cash flows from financing activities. The Company experienced negative cash flows from investing activities during each of the years ended June 30, 1998, 1997 and 1996.

Cash flows from operating activities for the periods covered by the Statements of Cash Flows have been primarily related to adjustments in deferred assets, credits and other liabilities, the provision for loan losses and losses on foreclosed assets, depreciation, sale of foreclosed assets and the amortization of deferred loan origination fees and discounts (premiums) on loans and investments, all of which are non-cash or non-operating adjustments to operating cash flows. As a result, net income adjusted for non-cash and non-operating items was the primary source of cash flows from operating activities. Operating activities provided cash flows of $9.1 million, $11.7 million and $11.6 million in cash during the years ended June 30, 1998, 1997 and 1996, respectively.

During the years ended June 30, 1998, 1997 and 1996, investing activities used cash of $71.5 million, $36.1 million and $34.4 million primarily due to the net increase of loans in each period.


        24 continued

Changes in cash flows from financing activities during the periods covered by the Statements of Cash Flows are due to changes in deposits after interest credited, changes in FHLBank advances and changes in short-term borrowings as well as purchases of treasury stock and dividend payments to stockholders. Financing activities provided $75.7 million, $27.3 million and $35.0 million in cash during the years ended June 30, 1998, 1997 and 1996. Financing activities in the future are expected to primarily include changes in deposits and changes in FHLBank advances.

Dividends. During the year ended June 30, 1998, the Company declared and paid dividends of $.43 per share, or 24% of net income, compared to dividends declared and paid during the year ended June 30, 1997 of $.3875 per share, or 35% of net income. The Board of Directors meets regularly to consider the level and the timing of dividend payments.

Common Stock Repurchases. The Company has been in various buy-back programs since May 1990. During the year ended June 30, 1998, the Company repurchased 156,888 shares of its common stock at an average price of $23.55 per share and reissued 13,494 shares of treasury stock at an average price of $6.57 per share to cover stock option exercises. During the year ended June 30, 1997, the Company repurchased 961,967 shares of its common stock at an average price of $16.20 per share and reissued 254,992 shares of treasury stock at an average price of $2.01 per share to cover stock option exercises.

Management intends to continue its stock buy-back programs as long as repurchasing the stock contributes to the overall growth of shareholder value. The number of shares of stock that will be repurchased and the price that will be paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.


GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition
JUNE 30, 1998 AND 1997

ASSETS                                                                         1998            1997
                                                                           ------------    ------------
Cash                                                                       $ 12,199,490    $  8,176,763
Interest bearing deposits in other financial institutions                    33,631,748      24,308,337
                                                                            -----------     -----------
      Cash and cash equivalents                                              45,831,238      32,485,100
Available-for-sale securities                                                 6,362,700       7,408,020
Held-to-maturity securities                                                  50,362,963      49,756,978
Loans receivable, net                                                       655,226,070     583,709,446
Foreclosed assets held for sale, net                                          4,750,910       5,650,962
Premises and equipment                                                        9,457,015       7,433,073
Refundable income taxes                                                         240,623               -
Accrued interest receivable
  Loans                                                                       5,159,425       4,225,771
  Investments                                                                   738,382         767,541
Investment in FHLB stock                                                      9,454,100      10,792,600
Prepaid expenses and other assets                                             3,960,573       2,982,653
Excess of cost over fair value of net assets acquired, at amortized cost        626,465               -
Deferred income taxes                                                         2,920,665       2,629,140
                                                                            -----------     ------------
Total Assets                                                               $795,091,129    $707,841,284
                                                                            ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits                                                                   $553,365,464    $459,235,746
Federal Home Loan Bank advances                                             169,563,052     151,881,100
Short-term borrowings                                                                 -      28,744,191
Advances from borrowers for
  taxes and insurance                                                         2,176,662       2,488,397
Accounts payable and accrued expenses                                         2,577,058       1,873,824
Income taxes payable                                                                  -       3,269,659
                                                                            -----------     -----------
Total Liabilities                                                           727,682,236     647,492,917
                                                                            -----------     -----------

STOCKHOLDERS' EQUITY
Capital stock
  Serial preferred stock, $.01 par value; authorized 1,000,000 shares                 -               -
  Common stock, $.01 par value; authorized 20,000,000 shares,
    issued 12,325,002 shares                                                    123,250         123,250
Additional paid-in capital                                                   17,110,496      17,058,326
Retained earnings - substantially restricted                                 84,955,740      73,980,259
Unrealized appreciation on available-for-sale securities, net of income
  taxes of $669,921 and $870,860 at June 30, 1998 and 1997, respectively      1,047,824       1,362,116
Treasury stock, at cost; 1998 - 4,363,275 shares; 1997 - 4,219,881 shares   (35,828,417)    (32,175,584)
                                                                            -----------     -----------
Total Stockholders' Equity                                                   67,408,893      60,348,367
                                                                            -----------     -----------
Total Liabilities and Stockholders' Equity                                 $795,091,129    $707,841,284
                                                                            ===========     ===========

See Notes to Consolidated Financial Statements


GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of income

FOR THE THREE YEARS ENDED JUNE 30, 1998                 1998             1997             1996
                                                   ------------     ------------     ------------
INTEREST INCOME
  Loans                                            $ 57,536,900     $ 51,365,481     $ 49,884,135
  Investment securities                               3,838,790        3,892,077        3,849,815
  Other                                                 555,995          282,889          204,415
                                                    -----------      -----------      -----------
                                                     61,931,685       55,540,447       53,938,365
                                                    -----------      -----------      -----------
INTEREST EXPENSE
  Deposits                                           20,950,665       17,950,677       17,002,724
  FHLB advances                                       9,904,520       10,229,111       10,585,178
  Short-term borrowings                               1,136,493          642,356          544,509
                                                    -----------      -----------      -----------
                                                     31,991,678       28,822,144       28,132,411
                                                    -----------      -----------      -----------
NET INTEREST INCOME                                  29,940,007       26,718,303       25,805,954
PROVISION FOR LOAN LOSSES                             1,852,597        1,706,142        1,450,754
                                                    -----------      -----------      -----------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                          28,087,410       25,012,161       24,355,200
                                                    -----------      -----------      -----------
NONINTEREST INCOME
  Commissions                                         5,652,388        4,968,695        4,412,600
  Service charge fees                                 3,840,564        2,784,719        2,381,455
  Net realized gains on sales of loans
     and available-for-sale securities                2,522,981          726,590        1,220,336
  Income on foreclosed assets                           326,197          285,543          727,995
  Other income                                        1,407,470        1,676,510        1,581,553
                                                    -----------      -----------      -----------
                                                     13,749,600       10,442,057       10,323,939
                                                    -----------      -----------      -----------
NONINTEREST EXPENSE
  Salaries and employee benefits                     10,828,683        9,233,943        8,381,708
  Net occupancy expense                               3,033,707        2,400,570        2,220,131
  Tax consulting fees                                   469,157                -                -
  Postage                                               857,127          625,745          634,465
  Insurance                                             637,339        3,428,428        1,267,765
  Amortization of goodwill                               65,410        1,106,961          192,845
  Advertising                                           586,367          675,456          533,336
  Office supplies and printing                          665,878          562,668          435,427
  Other operating expenses                            3,325,593        2,329,382        2,608,707
                                                    -----------      -----------      -----------
                                                     20,469,261       20,363,153       16,274,384
                                                    -----------      -----------      -----------
INCOME BEFORE INCOME TAXES                           21,367,749       15,091,065       18,404,755
PROVISION FOR INCOME TAXES                            6,923,700        5,751,200        7,110,800
                                                    -----------      -----------      -----------
NET INCOME                                         $ 14,444,049     $  9,339,865     $ 11,293,955
                                                    ===========      ===========      ===========
EARNINGS PER COMMON SHARE - BASIC                  $       1.79     $       1.11     $       1.27
                                                    ===========      ===========      ===========
EARNINGS PER COMMON SHARE - DILUTED                $       1.76     $       1.10     $       1.23
                                                    ===========      ===========      ===========

See Notes to Consolidated Financial Statements

GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity

FOR THE THREE YEARS ENDED JUNE 30, 1998

                                                                         Unrealized
                                                                        Appreciation
                                                                       (Depreciation)
                                               Additional               on Available-
                                     Common      Paid-in      Retained    for-Sale       Treasury
                                     Stock       Capital      Earnings Securities, Net    Stock          Total
                                   --------  ------------  ----------- --------------- -------------  ---------
---
BALANCE, JULY 1, 1995              $ 61,625  $ 16,692,966  $ 59,755,968   $  361,551   $(13,889,923)
$62,982,187
Net income                                -             -    11,293,955            -              -
11,293,955
Stock issued under Stock
  Option Plan                             -       141,541             -            -        137,731
279,272
Dividends declared, $.35 per share        -             -    (3,132,035)           -              -
(3,132,035)
Change in unrealized appreciation
  on available-for-sale securities,
  net of income taxes of $169,696         -             -             -     (265,422)              -
(265,422)
Treasury stock purchased                  -             -             -            -     (3,350,388)
(3,350,388)
                                    -------    ----------    ----------    ---------    -----------    --------
--
BALANCE, JUNE 30, 1996               61,625    16,834,507    67,917,888       96,129    (17,102,580)
67,807,569
Net income                                -             -     9,339,865            -               -
9,339,865
Stock issued under Stock
  Option Plan                             -       285,444             -            -        511,669
797,113
Dividends declared, $.3875 per share      -             -    (3,277,494)           -              -
(3,277,494)
Two-for-one stock split              61,625       (61,625)            -            -              -
-
Change in unrealized appreciation
  on available-for-sale securities,
  net of income taxes of $809,400         -             -             -    1,265,987              -
1,265,987
Treasury stock purchased                  -             -             -            -    (15,584,673)
(15,584,673)
                                    -------    ----------    ----------    ---------     ----------    --------
--
BALANCE, JUNE 30, 1997              123,250    17,058,326    73,980,259    1,362,116    (32,175,584)
60,348,367
Net income                                -             -    14,444,049            -              -
14,444,049
Stock issued under Stock
  Option Plan                             -        52,170             -            -         41,948
94,118
Dividends declared, $.43 per share        -             -    (3,468,568)           -              -
(3,468,568)
Change in unrealized appreciation
  on available-for-sale securities,
  net of income taxes of $200,939         -             -             -     (314,292)             -
(314,292)
Treasury stock purchased                  -             -             -            -     (3,694,781)
(3,694,781)
                                    -------    ----------    ----------    ---------     ----------    --------
--
BALANCE, JUNE 30, 1998             $123,250  $ 17,110,496  $ 84,955,740   $1,047,824   $(35,828,417)
$67,408,893
                                    =======    ==========    ==========    =========     ==========
==========

See Notes to Consolidated Financial Statements


GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
FOR THE THREE YEARS ENDED JUNE 30, 1998                         1998               1997              1996
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                  $ 14,444,049      $  9,339,865      $ 11,293,955
Items not requiring (providing) cash:
  Depreciation                                                 1,333,423         1,003,243           980,290
  Amortization                                                    55,410         1,101,961           192,845
  Provision for loan losses                                    1,852,597         1,706,142         1,450,754
  Provision for losses on foreclosed assets                      100,000           100,000           275,000
  Gain on sale of loans                                       (1,125,153)         (521,165)         (539,979)
  FHLB stock dividends received                                        -                 -          (176,400)
  Net realized gains on available-for-sale securities         (1,397,828)         (205,425)         (680,357)
  (Gain) loss on sale of premises and equipment                  (65,417)           (9,585)            2,171
  Gain on sale of foreclosed assets                             (576,783)         (559,902)       (1,316,887)
  Amortization of deferred income, premiums and discounts       (704,900)         (894,292)         (680,395)
  Deferred income taxes                                          (90,586)         (350,000)          604,000
Changes in:
  Accrued interest receivable                                   (904,495)          363,110          (470,643)
  Prepaid expenses and other assets                             (977,920)       (1,208,214)          924,293
  Accounts payable and accrued expenses                          703,234          (557,683)           80,325
  Income taxes refundable/payable                             (3,510,282)        2,382,241          (336,363)
                                                             -----------       -----------       -----------
     Net cash provided by operating activities                 9,135,349        11,690,296        11,602,609
                                                             -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Net increase in loans                                        (70,945,760)      (33,203,579)      (30,161,082)
Purchase of additional business units                           (681,875)                -                 -
Purchase of premises and equipment                            (3,505,798)       (1,771,232)         (955,690)
Proceeds from sale of premises and equipment                     213,850            31,455             2,875
Proceeds from sale of foreclosed assets                        1,099,476         1,017,514         2,044,721
Capitalized costs on foreclosed assets                          (302,040)         (198,090)         (206,107)
Proceeds from maturing held-to-maturity securities            19,500,000        39,398,775         9,526,632
Purchase of held-to-maturity securities                      (20,119,994)      (40,159,443)      (11,971,929)
Proceeds from sale of available-for-sale securities            3,359,677         1,377,623         2,942,647
Purchase of available-for-sale securities                     (1,431,760)       (1,849,015)       (4,262,442)
(Purchase) redemption of FHLB stock                            1,338,500          (769,800)       (1,360,400)
                                                             -----------       -----------       -----------
     Net cash used in investing activities                   (71,475,724)      (36,125,792)      (34,400,775)
                                                             -----------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in certificates of deposit                       39,497,048        55,356,409         4,484,912
Net increase in checking and savings accounts                 54,632,670         6,824,821         8,242,392
Proceeds from FHLB advances                                  895,823,200       539,345,121       425,700,856
Repayments of FHLB advances                                 (878,141,248)     (568,261,064)     (399,226,851)
Net increase (decrease) in short-term borrowings             (28,744,191)       12,276,366         2,520,881
Advances to borrowers for taxes and insurance                   (311,735)         (171,030)         (565,797)
Purchase of treasury stock                                    (3,694,781)      (15,584,673)       (3,350,388)
Dividends paid                                                (3,468,568)       (3,277,494)       (3,132,035)
Stock options exercised                                           94,118           797,113           279,272
                                                             -----------       -----------       -----------
     Net cash provided by financing activities                75,686,513        27,305,569        34,953,242
                                                             -----------       -----------       -----------
INCREASE IN CASH AND CASH EQUIVALENTS                         13,346,138         2,870,073        12,155,076
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  32,485,100        29,615,027        17,459,951
                                                             -----------       -----------       -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                      $ 45,831,238      $ 32,485,100      $ 29,615,027
                                                             ===========       ===========       ===========

See Notes to Consolidated Financial Statements

GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
June 30, 1998, 1997, and 1996

NOTE 1:
NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Great Southern Bancorp, Inc. ("GSBC"or the "Company") operates as a one-bank holding company. GSBC's business primarily consists of the business of Great Southern Bank (the "Bank"), which provides a full range of financial services, as well as travel, insurance, investment services, loan closings and appraisals through the Company's and the Bank's other wholly-owned subsidiaries to customers primarily in southwest and central Missouri. The Company and the Bank are subject to the regulation of certain federal agencies and undergo periodic examinations by those regulatory agencies.

In June 1998, the Bank converted to a state-chartered trust company and the Company became a one-bank holding company. Until that time the Bank had been a stock savings bank and the Company was a savings bank holding company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

Management believes that the allowances for losses on loans and the valuation of foreclosed assets held for sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held for sale, changes in economic conditions may necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and valuation of foreclosed assets held for sale. Such agencies may require the Bank to recognize additional losses based on their judgments of information available to them at the time of their examination.
        29 continued
Principles of Consolidation

The consolidated financial statements include the accounts of Great Southern Bancorp, Inc. and its wholly-owned subsidiaries, Great Southern Capital Management and Great Southern Bank and its wholly-owned subsidiaries, GSB One LLC, GSB Two LLC and Great Southern Financial Corporation, and its wholly-owned subsidiary, Appraisal Services, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 financial statements presentation. These reclassifications had no effect on net income.

Cash and Investment Securities

The Bank is a member of the Federal Home Loan Bank system. As a member of this system, it is required to maintain an investment in capital stock of the Federal Home Loan Bank in an amount equal to the greater of 1% of its outstanding home loans, 0.3% of its total assets, or one-twentieth of its outstanding advances from the Federal Home Loan Bank (FHLB).

Investments in Debt and Equity Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on specifically identified amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

Interest and dividends on investments in debt and equity securities are included in income when earned.

Excess of Cost Over Fair Value of Net Assets Acquired

Unamortized costs in excess of the fair value of underlying net assets acquired were $626,465 and $0 at June 30, 1998 and 1997, respectively. These costs are amortized on a straight-line basis for a period of five years. As a result of a revision of the estimated future benefit, all unamortized costs in excess of the fair value of underlying net tangible assets at June 30, 1996, were fully expensed during 1997.
        29 continued and 30
Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Forward commitments to sell mortgage loans are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Amounts paid to investors to obtain forward commitments are deferred until such time as the related loans are sold. The fair values of the forward commitments are not recognized in the financial statements. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid, commitment fees paid and considering a normal servicing rate. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used. There were no material loans held for sale at June 30, 1998 and 1997.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.
Discounts and premiums on purchased residential and commercial real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Allowance for Loan Losses

The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential loan losses, based on management's evaluation of the loan portfolio, as well as on prevailing and anticipated economic conditions and historical losses by loan category. General allowances have been established, based upon the aforementioned factors and allocated to the individual loan categories.
Allowances are accrued on specific loans evaluated for impairment for which the basis of each loan, including accrued interest, exceeds the discounted amount of expected future collections of interest and principal or, alternatively, the fair value of loan collateral.





        30 continued
A loan is considered impaired when it is probable that the Bank will not receive all amounts due according to the contractual terms of the loan. This includes loans that are delinquent 90 days or more (nonaccrual loans) and certain other loans identified by management. Accrual of interest is discontinued and interest accrued and unpaid is removed at the time such amounts are delinquent 90 days. Interest is recognized for nonaccrual loans only upon receipt, and only after all principal amounts are current according to the terms of the contract.

Foreclosed Assets Held for Sale

Assets acquired by foreclosure or in settlement of debt and held for sale are valued at estimated fair value as of the date of foreclosure, and a related valuation allowance is provided for estimated costs to sell the assets. Management evaluates the value of foreclosed assets held for sale periodically and increases the valuation allowance for any subsequent declines in fair value. Changes in the valuation allowance are charged or credited to noninterest expense.

Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using straight-line and accelerated methods over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Fee Income

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Loan origination fees, net of direct loan origination costs, are recognized as income using the level-yield method over the contractual life of the loan.

Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.


        30 continued
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to adjusted tangible assets (as defined). Management believes, as of June 30, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 1998, the most recent notification from the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk. The tangible capital ratio shown at June
30, 1997, is specific to thrift institutions.

                                                                                        To Be Well
                                                                                     Capitalized Under
                                                                 For Capital         Prompt Corrective
                                            Actual           Adequacy Purposes       Action Provisions
                                        --------------       -----------------       -----------------
                                         Amount  Ratio        Amount     Ratio        Amount     Ratio
                                        -------  -----       -------     -----       -------     -----
                                                              (In Thousands)
As of June 30, 1998
  Total Risk-Based Capital
    Great Southern Bancorp, Inc.       $74,065  12.2%       >=$48,616  >=8.0%            N/A      N/A
    Great Southern Bank                $67,254  11.2%       >=$48,203  >=8.0%      >=$60,770  >=10.0%

  Tier I Risk-Based Capital
    Great Southern Bancorp, Inc.       $66,361  10.9%       >=$24,308  >=4.0%            N/A      N/A
    Great Southern Bank                $59,487   9.4%       >=$25,269  >=4.0%      >=$37,904  >= 6.0%

  Core Capital
    Great Southern Bancorp, Inc.       $66,361   8.3%       >=$31,862  >=4.0%            N/A      N/A
    Great Southern Bank                $59,487   7.5%       >=$31,629  >=4.0%      >=$39,537  >= 5.0%

As of June 30, 1997
  Total Risk-Based Capital
    (Great Southern Bank)               $60,430  11.6%       >=$41,511  >=8.0%       >=$51,889  >=10.0%

  Tier I Risk-Based Capital
    (Great Southern Bank)               $53,832  10.4%       >=$20,756  >=4.0%       >=$31,134  >= 6.0%

  Core Capital
    (Great Southern Bank)               $53,832   7.7%       >=$21,001  >=3.0%       >=$35,001  >= 5.0%

  Tangible Capital
    (Great Southern Bank)               $53,832   7.7%       >=$10,500  >=1.5%             N/A      N/A

        30 continued and 31
The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At June 30, 1998 and 1997, the Bank exceeded its minimum capital requirements. The Bank may not pay dividends which would reduce capital below the minimum requirements shown above.

Earnings Per Share

Effective December 15, 1997, the Company adopted the provisions of SFAS No. 128, Earnings Per Share (EPS), which requires dual presentation of basic and diluted EPS for all entities with complex capital structures. Basic earnings per share is computed based on the weighted average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted average common shares and all potential dilutive common shares outstanding during the period. All computations have been adjusted for the stock split of October 21, 1996, (see Note 15).

The computation of per share earnings is as follows:

                                                June 30,
                                 ----------------------------------
----
                                     1998         1997
1996
                                 -----------   ----------   -------
----
Net income                       $14,444,049   $9,339,865
$11,293,955
                                  ==========    =========
==========
Average common shares
  Outstanding                      8,052,413    8,394,080
8,926,192
Average common share
  stock options outstanding          151,162       93,682
269,412
                                  ----------    ---------    ------
----
Average diluted common shares      8,203,575    8,487,762
9,195,604
                                  ==========    =========
==========
Earnings per common
  share - basic                  $      1.79   $     1.11   $
1.27
                                  ==========    =========
==========
Earnings per common
  share - diluted                $      1.76   $     1.10   $
1.23
                                  ==========    =========
==========

Options to purchase 19,250 shares of common stock were outstanding during 1998 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. The options, which expire in 2008, were still outstanding at the end of 1998.

Cash Equivalents

The Bank considers all liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 1998 and 1997, cash equivalents consisted of interest bearing deposits in other financial institutions.

        31 continued
Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Impact of Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) recently adopted Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement was effective for transactions that occur after December 31, 1997, and imposes new rules for determining when transfers of financial assets are accounted for as sales versus when transfers are accounted for as borrowings. Management believes that SFAS 125 does not have a material impact on the Company's financial statements.

The FASB recently adopted SFAS 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. It does not address issues of recognition or measurement. SFAS 130 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS 130 is not expected to have a material impact on the Company's financial statements.

The FASB recently adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way that public business enterprises report information about operating segments. The statement also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for years beginning after December 15, 1997. Management is in the process of evaluating the impact of the adoption of SFAS 131 on the Company's financial statements.

The FASB recently adopted SFAS 133, "Accounting for Derivative Financial Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999, may be adopted early for periods beginning after issuance of the Statement and may not be applied retroactively. Management does not believe the adoption of SFAS 133 will have a material impact on the Company's financial statements.

NOTE 2:
INVESTMENTS IN DEBT AND EQUITY SECURITIES

The amortized cost and approximate fair value of available-for-sale securities are as follows:

                                        June 30, 1998
                          -----------------------------------------
-----
                                       Gross       Gross
Approximate
                         Amortized   Unrealized  Unrealized
Fair
                           Cost        Gains      Losses
Value
                        -----------  ----------  ----------  ------
------
  Equity securities     $ 4,644,955  $1,717,745  $       -   $
6,362,700
                          =========   =========    =======
=========


                                              June 30, 1997
                          -----------------------------------------
----
                                       Gross       Gross
Approximate
                         Amortized   Unrealized  Unrealized
Fair
                           Cost        Gains      Losses
Value
                        -----------  ----------  ----------  ------
------
  Equity securities     $ 5,175,044 $ 2,232,976              $
7,408,020
                          =========   =========
=========


The amortized cost and approximate fair value of held-to-maturity securities are as follows:

                                         June 30, 1998
                        -------------------------------------------
------
                                        Gross       Gross
Approximate
                         Amortized   Unrealized  Unrealized
Fair
                           Cost        Gains      Losses
Value
                        -----------  ----------  ----------  ------
------
U.S. Treasury           $ 2,103,414  $  3,586      $      -  $
2,107,000
U.S. Government agencies 48,259,549   174,451             -
48,434,000
                         ----------   -------        ------   -----
-----
                        $50,362,963  $178,037      $      -
$50,541,000
                         ==========   =======        ======
==========

                                          June 30, 1997
                        -------------------------------------------
------
                                        Gross       Gross
Approximate
                         Amortized   Unrealized  Unrealized
Fair
                           Cost        Gains      Losses
Value
                        -----------  ----------  ----------  ------
------
U.S. Treasury           $ 7,057,218  $  7,651      $  3,869  $
7,061,000
U.S. Government agencies 42,699,760   110,527        12,287
42,798,000
                         ----------   -------        ------   -----
-----
                        $49,756,978  $118,178      $ 16,156
$49,859,000
                         ==========   =======        ======
==========

Maturities of held-to-maturity securities at June 30, 1998:

                             Amortized Cost    Approximate Fair
Value
                             --------------    --------------------
--
One year or less              $ 31,762,376          $ 31,894,000
After one through
  five years                    18,600,587            18,647,000
                               -----------           -----------
                              $ 50,362,963          $ 50,541,000
                               ===========           ===========

Proceeds of $3,359,677, $1,377,623 and $2,942,647 with resultant gross gains of $1,397,828, $205,425 and $680,357, were realized from the sale of available-for-sale securities in 1998, 1997 and 1996, respectively.

The book value of securities pledged as collateral to secure public deposits amounted to $10,195,000 and $9,677,000 at June 30, 1998 and 1997, respectively, with approximate fair values of $10,231,000 and $9,695,000. The book value of securities pledged as collateral to secure collateralized borrowing accounts amounted to $-0- and $13,772,000 at June 30, 1998 and 1997, respectively, with approximate fair values of $-0- and $13,805,000. The book value of securities pledged as collateral to secure Federal Home Loan Bank advances amounted to $22,683,000 and $26,308,000 at June 30, 1998 and 1997, respectively, with approximate fair values of $22,760,000 and $26,360,000.

NOTE 3:
LOANS AND ALLOWANCE FOR LOAN LOSSES

Categories of loans at June 30, 1998 and 1997, include:

                                                 1998
1997
                                             ------------   -------
-----
One to four family residential loans        $ 217,688,415  $
243,006,249
Other residential mortgage loans               89,140,632
95,885,537
Commercial real estate loans                  244,016,514
191,555,823
Other commercial loans                         54,722,556
25,958,963
One to four family construction loans          16,031,577
9,528,872
Other residential construction loans            5,993,279
4,243,283
Commercial construction loans                  27,156,092
21,931,695
Mortgage-backed securities                      1,553,901
1,761,122
Installment and education loans                46,566,627
27,665,964
Discounts on loans purchased                   (1,031,702)
(1,150,880)
Undisbursed portion of loans in process       (28,496,979)
(18,812,126)
Allowance for loan losses                     (16,372,700)
(15,523,541)
Deferred loan fees and gains, net              (1,742,142)
(2,341,515)
                                              -----------    ------
-----
                                            $ 655,226,070  $
583,709,446
                                              ===========
===========




        32 continued
Transactions in the allowance for loan losses were as follows

                                        Years Ended June 30,
                              -------------------------------------
-----
                                   1998           1997
1996
                              -------------  -------------  -------
-----
Balance, beginning of year    $ 15,523,541   $ 14,356,147   $
14,600,870
  Provision charged to expense   1,852,597      1,706,142
1,450,754
  Loans charged off             (1,142,584)      (676,714)
(1,992,578)
  Recoveries                       139,146        137,966
297,101
                                ----------     ----------     -----
-----
Balance, end of year          $ 16,372,700   $ 15,523,541   $
14,356,147
                                ==========     ==========
==========


The weighted average interest rate on loans receivable at June 30, 1998 and 1997, was 8.96% and 8.99%, respectively.


The Bank serviced whole mortgage loans and participations in mortgage loans for others amounting to $60,047,000, $69,837,000 and $79,985,000 at June 30, 1998, 1997 and 1996, respectively.


Impaired loans totaled $9,485,000, $10,163,000 and $5,455,000 at
June 30, 1998, 1997 and 1996, respectively. An allowance for loan losses of $1,501,000, $1,622,000 and $832,000 relates to these impaired loans at June 30, 1998, 1997 and 1996, respectively. There were no impaired loans at June 30, 1998, 1997 and 1996, without a related allowance for loan loss assigned.


Interest of $1,009,000, $487,000 and $923,000 was recognized on average impaired loans of $12,009,000, $9,362,000 and $9,210,000 for 1998, 1997 and 1996. Interest recognized on impaired loans on a cash basis during 1998, 1997 and 1996 was not materially different.


Certain of the Bank's real estate loans are pledged as collateral for borrowings as set forth in Notes 7 and 8.


Certain directors and executive officers of the Company and the Bank were customers of and had transactions with the Bank in the ordinary course of business. In the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. At June 30, 1998 and 1997, loans outstanding to these directors and executive officers are summarized as follows:




        32 continued
                                                June 30,
                                      ---------------------------
                                          1998            1997
                                      -----------     -----------
Balance, beginning of year            $ 5,494,000     $ 1,382,000
New loans                               1,048,000       4,353,000
Payments                                 (397,000)       (241,000)
                                        ---------       ---------
Balance, end of year                  $ 6,145,000     $ 5,494,000
                                        =========       =========

NOTE 4:
FORECLOSED ASSETS HELD FOR SALE
                                               June 30,
                                      ---------------------------
                                          1998            1997
                                      -----------     -----------
Foreclosed assets                     $ 4,750,910     $ 5,970,352
Valuation allowance                             -        (319,390)
                                        ---------       ---------
                                      $ 4,750,910     $ 5,650,962
                                        =========       =========
Transactions in the valuation allowance on foreclosed assets were as follows:
                                         Years Ended June 30,
                                 ----------------------------------
--
                                   1998          1997         1996
                                 ---------   -----------   --------
--
Balance, beginning of year       $ 319,390   $ 1,085,602   $
932,547
   Provision charged to expense    100,000       100,000
275,000
   Charge-offs, net of recoveries (419,390)     (866,212)
(121,945)
                                   -------     ---------    -------
--
Balance, end of year             $       0   $   319,390
$1,085,602
                                   =======     =========
=========

NOTE 5:
PREMISES AND EQUIPMENT
Major classifications of premises and equipment stated at cost at June 30, 1998 and 1997, are as follows:

                                          1998          1997
                                      -----------   -----------
Land                                  $ 1,565,780   $ 1,628,981
Buildings and improvements              8,357,100     8,071,448
Furniture, fixtures and equipment       9,038,608     6,204,196
                                       ----------    ----------
                                       18,961,488    15,904,625
Less accumulated depreciation           9,504,473     8,471,552
                                       ----------    ----------
                                      $ 9,457,015   $ 7,433,073
                                       ==========    ==========
Depreciation expense was $1,333,423, $1,003,243 and $980,290 for
1998, 1997 and 1996, respectively.

NOTE 6:
DEPOSITS

Deposits at June 30, 1998 and 1997, are summarized as follows:

                              Weighted Average
                                Interest Rate        1998
1997
                              ---------------- ------------  ------
------
Noninterest-bearing accounts                  $  29,374,778 $
14,571,834
Interest-bearing checking       2.25% - 2.36%   155,485,084
115,231,966
Savings accounts                2.51% - 2.51%    34,644,369
35,064,843
                                                -----------   -----
------
                                                219,504,231
164,868,643
                                                -----------   -----
------
Certificate accounts               0% - 3.99%        61,879
724,646
                                   4% - 4.99%    17,476,479
14,165,816
                                   5% - 5.99%   257,704,093
212,238,314
                                   6% - 6.99%    51,064,400
51,540,038
                                   7% - 7.99%     3,710,659
12,326,032
                                   8% - 10.25%      250,971
506,619
                                                -----------   -----
------
                                                330,268,481
291,501,465
Accrued interest on deposits                      3,592,752
2,865,638
                                                -----------   -----
------
                                              $ 553,365,464
$459,235,746
                                                ===========
===========

The weighted average interest rate on certificates of deposit was 5.50% and 5.53% at June 30, 1998 and 1997, respectively.

The aggregate amount of jumbo certificates of deposit in denominations of $100,000 or more was approximately $48,675,000 and $44,489,000 at June 30, 1998 and 1997, respectively. From time to time the Bank purchases brokered deposits. The aggregate amount of brokered deposits was approximately $118,977,000 and $77,387,000 at June 30, 1998 and 1997, respectively.

At June 30, 1998, scheduled maturities of certificates of deposit are as follows:

                         1999             2000             2001            2002        Thereafter
                     ------------     ------------     ------------     -----------      -----------
0% to 3.99%         $     13,353      $         -     $         -      $     -         $   48,526
4% to 4.99%           17,467,458            7,989           1,032              -                -
5% to 5.99%          234,685,215       16,183,095       3,019,801         941,300       2,874,682
6% to 6.99%           31,199,342       11,166,394       2,807,751       1,629,540       4,261,373
7% to 7.99%              294,968          769,847          67,646       1,881,683         696,515
8% to 10.25%              47,425                -               -               -         203,546
                     -----------       ----------      ----------       ---------       ---------
                    $283,707,761      $28,127,325     $ 5,896,230      $4,452,523      $8,084,642
                     ===========       ==========      ==========       =========       =========

        33 continued
A summary of interest expense on deposits is as follows:

                                          Years Ended June 30,
                             --------------------------------------
--
                                  1998          1997         1996
                             ------------  ------------  ----------
--
Checking accounts            $  2,673,921  $  2,570,966  $
2,494,566
Savings accounts                  858,880       866,810
914,310
Certificate accounts           17,485,313    14,579,734
13,667,688
Early withdrawal penalties        (67,449)      (66,833)
(73,840)
                              -----------   -----------   ---------
--
                             $ 20,950,665  $ 17,950,677  $
17,002,724
                              ===========   ===========
===========

NOTE 7:
ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank consist of the following:

                                           June 30,
             ------------------------------------------------------
------
                             1998                       1997
             ----------------------------- ------------------------
------
                          Weighted Average               Weighted
Average
                Amount     Interest Rate       Amount     Interest
Rate
             ------------ ---------------- ------------- ----------
------
1998         $          -          -%      $ 117,602,967      6.18%
1999           69,220,415       6.04           4,890,593      6.14
2000           24,876,968       6.66           7,683,759      8.43
2001           13,453,605       5.75           3,248,520      6.33
2002              958,976       7.10             741,285      7.41
2003           11,041,651       5.66             810,579      7.42
2004 and
  thereafter   49,957,237       5.75          16,844,616      7.16
              -----------       ----         -----------      ----
              169,508,852       6.00         151,822,319      6.42
Accrued
  interest on
  advances         54,200          -              58,781         -
              -----------       ----         -----------      ----
             $169,563,052       6.00%       $151,881,100      6.42%
              ===========       ====         ===========      ====

In addition to the above advances, the Bank had available a line of credit amounting to $22,800,000 and $44,250,000 with the FHLB at June 30, 1998 and 1997, respectively.

The FHLB requires the Bank to maintain FHLB stock, investment securities and first mortgage loans free of pledges, liens and encumbrances in an amount equal to at least 150% of outstanding advances as collateral for such borrowings. Investment securities with book values of $22,683,000 and $26,308,000, respectively, were specifically pledged as collateral for advances at June 30, 1998 and 1997.
        33 continued and 34
NOTE 8:
SHORT-TERM BORROWINGS

Short-term borrowings at June 30, 1998 and 1997, are summarized as follows:

                                        1998               1997
                                       -------        ------------
United States government securities
  sold under reverse repurchase
  agreements                            $   -          $10,342,523
Other borrowed money                        -           18,401,668
                                         ----           ----------
                                        $   -          $28,744,191
                                         ====           ==========

Prior to its conversion to a state trust charter, the Bank entered into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements were treated as financings, and the obligations to repurchase securities sold were reflected as a liability in the statement of financial condition. The dollar amount of securities underlying the agreements remained in the asset accounts. As of June 30, 1998, short-term borrowings have been reclassified to deposits.

Other borrowed money consisted of agreements with corporate entities which are secured by a pledge of residential mortgage loans, and margin loans with brokerage firms.

Securities sold under reverse repurchase agreements had a book value including accrued interest of $14,012,000 and a fair value of $13,805,000 at June 30, 1997. Mortgage loans securing other borrowed money accounts had a carrying value of $11,695,000 at June
30, 1997.

Short-term borrowings had weighted average interest rates of 3.24% at June 30, 1997. Securities and mortgage loans underlying the agreements were being held by the Bank during the agreement period.
All agreements were written on a one month or less term.

Short-term borrowings averaged $ 32,234,000, $18,894,000 and
$17,344,000 for the years ended June 30, 1998, 1997 and 1996, respectively. The maximum amounts outstanding at any month end were $ 41,176,000, $28,744,000 and $20,132,000 during the years ended June 30, 1998, 1997 and 1996, respectively.









        34 continued
NOTE 9:
INCOME TAXES

The Company files a consolidated federal income tax return.
Historically, thrifts such as the Bank were allowed a percentage of otherwise taxable income as a statutory bad debt deduction, subject to limitations based on aggregate loans and savings balances. This percentage was most recently 8%. In August 1996 this statutory bad debt deduction was repealed and is no longer available for thrifts.
In addition, bad debt reserves accumulated after 1988, which are presently included as a component of the net deferred tax liability, must be recaptured over a six-year period beginning with the fiscal year ending June 30, 1999. The amount of the deferred tax liability which must be recaptured is $1,722,000 at June 30, 1998.

As of June 30, 1998 and 1997, retained earnings includes approximately $17,500,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad-debt deductions for tax purposes only for tax years prior to 1988. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $6,475,000 at June
30, 1998 and 1997.

The provision for income taxes consists of:

                                         Years Ended June 30,
                               ------------------------------------
----
                                   1998           1997
1996
                               ----------     ----------     ------
----
Taxes currently payable        $7,014,286     $6,101,200
$6,506,800
Deferred income taxes             (90,586)      (350,000)
604,000
                                ---------      ---------      -----
----
                               $6,923,700     $5,751,200
$7,110,800
                                =========      =========
=========

















        34 continued
The tax effects of temporary differences related to deferred taxes shown on the June 30, 1998 and 1997, statements of financial condition were:

                                       1998           1997
                                    ----------     ----------
Deferred tax assets:
  Allowance for loan and
    foreclosed asset losses         $5,746,586     $5,884,000
  Accrued expenses                     163,000        159,000
  Partnership tax credits               46,000         24,000
  Other                                 16,000              -
                                     ---------      ---------
                                     5,971,586      6,067,000
                                     ---------      ---------
Deferred tax liabilities:
  Tax loss reserve in excess
    of base year                    (1,722,000)    (1,922,000)
  FHLB stock dividends                (641,000)      (641,000)
  Unrealized appreciation on
    available-for-sale securities     (669,921)      (870,860)
  Other                                (18,000)        (4,000)
                                     ---------      ---------
                                    (3,050,921)    (3,437,860)
                                     ---------      ---------
Net deferred tax asset              $2,920,665     $2,629,140
                                     =========      =========

Reconciliations of the Company's provision for income taxes to the statutory corporate tax rates are as follows:

                                    Years Ended June 30,
                              ------------------------------
                               1998        1997        1996
                               -----       -----       -----
Tax at statutory rate          35.0%       35.0%       35.0%
State income taxes             (3.1)        2.5         2.1
Other                            .5          .6         1.5
                               ----        ----        ----
                               32.4%       38.1%       38.6%
                               ====        ====        ====

The Company and its consolidated subsidiaries have not been audited recently by the Internal Revenue Service with respect to consolidated federal income tax returns, and as such, these returns have been closed without audit through June 30, 1994.

State legislation provides that savings banks will be taxed based on an annual privilege tax of 7% of net income. The 1997 and 1996 state tax included in the provision for income tax amounted to $652,000 and $552,000, respectively. Because the Bank converted to a state chartered trust company in June 1998, the Bank does not have to pay the privilege tax for 1998. During 1998 the Bank received $1.1 million in state tax refunds of previously paid taxes.

        34 continued
NOTE 10:
DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents

For these short-term instruments, the carrying amount approximates fair value.

Available-For-Sale Securities

Fair values for available-for-sale securities, which also are the amounts recognized in the statements of financial condition, equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Held-To-Maturity Securities

Fair values for held-to-maturity securities equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest receivable approximates its fair value.

Deposits

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing advances.





Short-Term Borrowings

The carrying amounts reported in the statements of financial condition for short-term borrowings approximate those liabilities' fair value.

Commitments to Extend Credit, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                                1998
                                  ---------------------------------
                                  Carrying Amount       Fair Value
                                  ---------------      ------------
Financial assets:
  Cash and cash equivalents         $ 45,831,238       $ 45,831,238
  Available-for-sale securities        6,362,700          6,362,700
  Held-to-maturity securities         50,362,963         50,541,000
  Loans, net of allowance
    for loan losses                  655,226,090        660,187,000
  Accrued interest receivable          5,897,807          5,897,807
Financial liabilities:
  Deposits                           553,365,464        552,400,000
  FHLB advances                      169,563,052        169,637,000
  Short-term borrowings                        -                  -
Unrecognized financial instruments
  (net of contractual value):
  Commitments to extend credit                 0                  0
  Standby letters of credit                    0                  0
  Unused lines of credit                       0                  0




        35 continued
                                                1997
                                  ---------------------------------
                                  Carrying Amount       Fair Value
                                  ---------------      ------------
Financial assets:
  Cash and cash equivalents         $ 32,485,100       $ 32,485,100
  Available-for-sale securities        7,408,020          7,408,020
  Held-to-maturity securities         49,756,978         49,859,000
  Loans, net of allowance
    for loan losses                  583,709,446        591,041,000
  Accrued interest receivable          4,993,312          4,993,312
Financial liabilities:
  Deposits                           459,235,746        460,673,000
  FHLB advances                      151,881,100        153,764,000
  Short-term borrowings               28,744,191         28,744,191
Unrecognized financial instruments
  (net of contractual value):
  Commitments to extend credit                 0                  0
  Standby letters of credit                    0                  0
  Unused lines of credit                       0                  0



NOTE 11:
LEASES

The Bank has entered into various operating leases at several of its branch locations. Some of the leases have renewal options. At
June 30, 1998, future minimum lease payments are as follows:

         1999                         $ 154,030
         2000                           118,840
         2001                            92,900
         2002                            90,600
         2003                            66,200
         Later Years                    170,500
                                        -------
                                      $ 693,070
                                        =======


Rental expense was $222,429, $203,675 and $188,188 for the years ended June 30, 1998, 1997 and 1996, respectively.










        35 continued and 36
NOTE 12:
COMMITMENTS AND CREDIT RISK
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a significant portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

At June 30, 1998 and 1997, the Bank had outstanding commitments to originate loans and fund commercial construction aggregating approximately $63,174,000 and $59,987,000 including $28,497,000 and
$18,812,000, respectively, of undisbursed loans in process. The commitments extend over varying periods of time with the majority being disbursed within a 30- to 180-day period. Loan commitments at fixed rates of interest amounted to $7,075,000 and $479,000 with the remainder at floating market rates at June 30, 1998 and 1997, respectively.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Bank had total outstanding letters of credit amounting to $10,365,000 and $9,206,000 at June 30, 1998 and 1997, respectively, with $2,118,000 and $959,000 of the letters of credit having terms ranging from seven months to four years at June 30, 1998 and 1997, respectively. The remaining $8,247,000 at June 30, 1998 and 1997, consisted of an outstanding letter of credit to guarantee the payment of principal and interest on a Multifamily Housing
Refunding Revenue Bond issue. The Federal Home Loan Bank has issued a letter of credit backing the Bank's letter of credit.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.
Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements.
The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. The
Bank uses the same credit policies in granting lines of credit as it does for on-balance sheet instruments.
        36 continued
At June 30, 1998, the Bank had granted unused lines of credit to borrowers aggregating approximately $30,385,000 and $5,313,000 for commercial lines and open-end consumer lines, respectively. At
June 30, 1997, the Bank had granted unused lines of credit to borrowers aggregating approximately $7,517,000 and $3,731,000 for commercial lines and open-end consumer lines, respectively.

The Bank grants collateralized commercial, real estate and consumer loans primarily to customers in the southwest and central portions of Missouri. Although the Bank has a diversified portfolio, loans
(including loans in process) aggregating $60.9 million and $56.9 million at June 30, 1998 and 1997, respectively, are secured by motels, restaurants, recreational facilities and other commercial properties in the Branson, Missouri, area. Residential mortgage and consumer loans in the Branson, Missouri, area aggregated $63.2 million and $66.3 million at June 30, 1998 and 1997, respectively.

Loans aggregating $90.1 million and $97.6 million or 13.8% and 16.7% of the respective loan portfolios at June 30, 1998 and 1997, are secured by multi-family real estate.

NOTE 13:
LITIGATION

GSBC and its subsidiaries are defendants in certain lawsuits arising in the ordinary course of business. Management, after review with its legal counsel, is of the opinion that the resolution of these legal matters will not have a material adverse effect on the Company's financial position.

NOTE 14:
ADDITIONAL CASH FLOW INFORMATION

                                      Years Ended June 30,
                            ---------------------------------------
---
                                1998           1997           1996
                            ------------   ------------   ---------
---
Noncash Investing and
Financing Activities
  Conversion of loans to
    foreclosed assets       $  4,068,122   $  2,272,465   $
7,014,308
  Conversion of foreclosed
    assets to loans         $  4,647,521   $  6,255,412   $
4,288,066

Additional Cash
Payment Information
  Interest paid             $ 31,323,755   $ 27,922,486   $
27,791,991
  Income taxes paid         $  8,640,000   $  3,943,814   $
6,045,000





        36 continued
NOTE 15:
STOCKHOLDERS' EQUITY

On October 1, 1996, the Board of Directors of GSBC declared a stock split effected in the form of a dividend on the outstanding common stock for shareholders of record on October 11, 1996. Each shareholder received one additional share for each share owned on the record date. Historical per share disclosures have been updated where applicable to account for the stock split.

NOTE 16:
EMPLOYEE BENEFIT PLANS

The Company participates in a multi-employer defined benefit plan covering all employees who have met minimum service requirements.
The Company's policy is to fund pension cost accrued. No contribution was required for the three years ended June 30, 1998.
As a member of a multi-employer pension plan, disclosures of plan assets and liabilities for individual employers are not required or practicable.

Prior to 1998 the Company had established an Employee Stock
Ownership Plan (ESOP) for full-time employees age 21 years or older who had at least one year of credited service. During fiscal 1996 the Company voted to terminate the ESOP and distributed the assets of the Plan during fiscal 1997.

There was no contribution expense for either of the years ended
June 30, 1997 or 1996, respectively. Dividends declared on ESOP shares were $184,610 and $334,210 for the years ended June 30, 1997 and 1996, respectively.

The Company has a defined contribution pension plan covering substantially all employees. Employees may contribute up to 15% of their compensation. Company matching contributions are discretionary, with a maximum match of 50% of the employee's contribution on the first 6% of the employee's compensation.
Employer contributions charged to expense for 1998, 1997 and 1996 were $82,575, $69,691 and $134,674, respectively.

NOTE 17:
STOCK OPTION PLAN

The Company established the 1989 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries.
Under the plan, stock options or awards may be granted with respect to 1,232,496 shares of common stock.

In addition, the Board of Directors of the Company established the 1997 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or awards may be granted with respect to 800,000 shares of common stock. No options had been awarded under this plan at June 30, 1998.


        36 continued and 37
Stock options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant.
Options are granted for a ten-year term and become exercisable in four cumulative annual installments of 25% commencing two years from the date of grant. The Stock Option Committee may accelerate a participant's right to purchase shares under the plan.

Stock awards may be granted to key officers and employees upon terms and conditions determined solely at the discretion of the Stock Option Committee.

The table below summarizes transactions under the Company's stock option plans:
                                                Shares
                                   --------------------------------
-----

Weighted-
                                   Available     Under
Average
                                    to Grant     Option   Exercise
Price
                                   ---------     -------  ---------
-----
Balance, July 1, 1995               149,723      191,009      $
1.684
  Granted                           (68,000)      68,000
10.955
  Exercised                               -      (43,888)
(1.581)
  Forfeited                           4,463       (4,463)
7.695
                                    -------      -------       ----
--
Balance, June 30, 1996               86,186      210,658
4.571
  Granted                           (37,500)      37,500
15.635
  Exercised                               -       (2,595)
(3.439)
  Forfeited                           2,090       (2,090)
(10.938)
  Effect of 2-for-1 Stock Split      50,776      243,473
6.232
  Granted                           (16,600)      16,600
17.267
  Exercised                               -     (249,796)
(1.973)
  Forfeited                           5,766       (5,766)
12.531
                                    -------      -------       ----
--
Balance, June 30, 1997               90,718      247,984
11.114
  Granted                           (51,600)      51,600
21.950
  Exercised                               -      (12,714)
(3.160)
  Forfeited                           5,979       (5,979)
(13.547)
                                    -------      -------       ----
--
Balance, June 30, 1998               45,097      280,891
$13.413
                                    =======      =======
======

The fair value of each option granted is estimated on the date of the grant using the Black Scholes pricing model with the following weighted average assumptions:

                                      1998       1997
Dividends per share                  $0.42      $0.36
Risk-Free Interest Rate               5.85%      6.04%
Expected Life of Options             4 Years    4 Years
Weighted-Average Fair Value
  of Options Granted During Year     $8.11      $5.76

        37 continued
The following table further summarizes information about stock options under the plan outstanding at June 30, 1998:

                                     Options Outstanding
                         ------------------------------------------
-
                                          Weighted-
Weighted-
                                           Average          Average
       Range of             Number        Remaining
Exercise
    Exercise Prices      Outstanding   Contractual Life      Price
  --------------------- ------------  -----------------   ---------
-
   $1.271  to   $5.021      39,062        2.04 years         $2.20
   $6.625  to  $10.938     180,429        7.66 years        $13.299
   $7.00   to   $8.70       32,000        8.93 years        $17.783
  $21.825  to  $25.9375     29,400        8.19 years        $24.965


                              Options Exercisable
                       ----------------------------------------
                                                  Weighted-
       Range of               Number               Average
   Exercise Prices          Exercisable         Exercise Price
  -----------------         -----------         --------------
  $1.271 to  $5.021           39,062                $2.20
  $6.625 to $10.938           22,747               $10.969

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans, and no compensation cost has been recognized for the Plan. Had compensation cost for the Company's
Plan been determined based on the fair value at the grant dates using Statement of Financial Accounting Standards No. 123, the
Company's net income would have decreased by $154,900 and $90,800 and earnings per share would have decreased by $.02 and $.01 for 1998 and 1997, respectively. The effects of applying this statement for either recognizing compensation cost or providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years because options vest over several years and additional awards generally are made each year.

NOTE 18:
SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on deposits and in the footnote on commitments and credit risk.







        37 continued
NOTE 19:
SAVINGS ASSOCIATION INSURANCE FUND ASSESSMENT

On September 30, 1996, federal legislation to recapitalize the Savings Association Insurance Fund (SAIF) was passed requiring savings institutions such as the Bank to pay a one-time assessment to the SAIF of 65.7 basis points, based on deposits as reported at March 31, 1995. The assessment totaled $2,500,000 and has been included in noninterest expense on the Company's consolidated financial statements for the year ended June 30, 1997. This one-time assessment, net of income taxes, reduced consolidated net income for the year ended June 30, 1997, by approximately
$1,525,000.

NOTE 20:
SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS

Following is a summary of unaudited quarterly operating results for the years ended June 30, 1998 and 1997:
                                              1998
                    -----------------------------------------------
-----
                                       Three Months Ended
                    -----------------------------------------------
-----
                    September 30  December 31   March 31      June
30
                    ------------  -----------  -----------  -------
-----
Interest income     $ 14,933,696  $15,107,330  $15,858,000
$16,032,659
Interest expense       7,714,388    7,886,507    8,088,653
8,302,130
Provision for
  loan losses            416,628      435,754      414,425
585,790
Net realized gains
  on available-
  for-sale securities    420,572      451,194      417,761
108,301
Net income             3,860,275    3,619,773    3,363,595
3,600,406
Earnings per
  common share -
  diluted                   $.47         $.44         $.41
$.44

                                              1997
                    -----------------------------------------------
------
                                       Three Months Ended
                    -----------------------------------------------
------
                    September 30  December 31   March 31      June
30
                    ------------  -----------  -----------  -------
-----
Interest income     $ 13,705,391  $13,737,729  $13,941,471
$14,155,856
Interest expense       7,011,195    7,105,533    7,268,586
7,436,830
Provision for
  loan losses            410,593      448,892      427,615
419,042
Net realized gains on
  available-for-sale
  securities             143,768          -0-       61,658
-0-
Net income               493,297    2,907,735    2,909,250
3,029,583
Earnings per
  common share              $.05         $.34         $.35
$.37

NOTE 21:
CONDENSED PARENT COMPANY STATEMENTS

The condensed balance sheets at June 30, 1998 and 1997, and statements of income and cash flows for the years ended June 30, 1998, 1997 and 1996, for the parent company, Great Southern
Bancorp, Inc., are as follows:

                                          1998            1997
                                      -----------     -----------
BALANCE SHEETS
Assets
  Cash                                $ 1,555,186     $    51,526
  Available-for-sale securities         6,347,526       7,397,168
  Investment in subsidiary bank        59,487,798      53,831,963
  Investment in other subsidiaries        473,351       1,564,573
  Loans receivable                        585,000               -
  Dividends receivable                          -           3,000
  Income taxes receivable                       -         283,072
  Other                                    50,000         494,348
                                       ----------      ----------
                                      $68,498,861     $63,625,650
                                       ==========      ==========

                                          1998            1997
                                      -----------     -----------
Liabilities and Stockholders' Equity
  Income taxes payable                $   420,047     $         -
  Short-term borrowings                         -       2,406,423
  Deferred income taxes                   669,921         870,860
  Common stock                            123,250         123,250
  Additional paid-in capital           17,110,496      17,058,326
  Retained earnings                    84,955,740      73,980,259
  Unrealized appreciation on
    available-for-sale
    securities, net                     1,047,824       1,362,116
  Treasury stock, at cost             (35,828,417)    (32,175,584)
                                       ----------      ----------
                                      $68,498,861     $63,625,650
                                       ==========      ==========














        38 continued
                                        1998         1997
1996
                                    -----------  ----------- ------
-----
STATEMENTS OF INCOME
Income
  Dividends from subsidiary bank    $ 8,916,733  $11,952,241 $
3,335,250
  Dividends from other subsidiaries     469,109      274,913
1,227,210
  Income (loss) on foreclosed assets          -      (24,077)
94,848
  Interest and dividend income          227,200      217,360
337,122
  Net realized gains on sales of
    available-for-sale securities     1,397,828      205,225
680,357
  Other income (loss)                   (69,266)      47,472
(11,655)
                                     ----------   ----------  -----
-----
       Total income                  10,941,604   12,673,134
5,663,132
                                     ----------   ----------  -----
-----
Expense
  Operating expenses                    199,972      197,677
204,967
  Interest expense                       25,285       39,066
-
                                     ----------   ----------  -----
-----
       Total expense                    225,257      236,743
204,967
                                     ----------   ----------  -----
-----
Income before income tax and
  equity in undistributed
  earnings of subsidiaries           10,716,347   12,436,391
5,458,165
Provision (credit) for income taxes     415,223      (40,848)
205,444
                                     ----------   ----------   ----
------
Income before equity in
  earnings of subsidiaries           10,301,124   12,477,239
5,252,721
Equity in undistributed
  earnings of subsidiaries            4,142,925   (3,137,374)
6,041,234
                                     ----------   ----------  -----
-----
Net Income                          $14,444,049  $ 9,339,865
$11,293,955
                                     ==========   ==========
==========





















        38 continued
                                        1998         1997
1996
STATEMENTS OF CASH FLOWS
Cash Flows From Operating Activities
 Net income                         $14,444,049  $ 9,339,865
$11,293,955
 Items not requiring (providing) cash:
   Loss on low income
     housing partnership                 12,093       10,356
11,665
   Equity in undistributed earnings
     of subsidiaries                 (4,144,925)   3,137,376
(6,041,234)
   Gain on sale of foreclosed assets          -            -
(30,415)
   Net realized gains on sales of
     available-for-sale securities   (1,397,828)    (205,225)
(680,357)
Changes in:
 Dividends receivable                     3,000       (3,000)
3,090
 Other assets                            57,505      (57,505)
-
 Income taxes                           703,119     (340,577)
(18,071)
                                     ----------   ----------  -----
-----
Net cash provided by
 operating activities                 9,677,013   11,881,290
4,538,633
                                     ----------   ----------  -----
-----
Cash Flows From Investing Activities
 Net loans originated                  (585,000)           -
-
 Proceeds from sale of
   foreclosed assets                          -      324,900
138,799
 Purchase of available-for-sale
   Securities                        (1,427,438)  (1,845,970)
(4,262,729)
 Proceeds from sale of
   available-for-sale securities      3,359,677    1,376,123
2,942,647
 Capitalized costs on
   foreclosed assets                          -            -
(1,151)
 Investment in trust company            (50,000)           -
-
 Partnership distribution                 5,062        3,542
5,332
                                     ----------   ----------  -----
-----
Net cash provided by (used in)
 investing activities                 1,302,301     (141,405)
(1,177,102)
                                     ----------   ----------  -----
-----
Cash Flows From Financing Activities
 Net increase (decrease) in
   short-term borrowings             (2,406,423)   2,406,423
-
 Dividends paid                      (3,468,568)  (3,277,494)
(3,132,035)
 Stock options exercised                 94,118      797,113
279,272
 Treasury stock purchased            (3,694,781) (15,584,673)
(3,350,388)
Net cash used in financing activities(9,475,654) (15,658,631)
(6,203,151)
                                     ----------   ----------  -----
-----
Increase (Decrease) in Cash           1,503,660   (3,918,746)
(2,841,620)
Cash, Beginning of Year                  51,526    3,970,272
6,811,892
                                     ----------   ----------  -----
-----
Cash, End of Year                   $ 1,555,186  $    51,526 $
3,970,272
                                     ==========   ==========
==========


Additional Cash Payment Information
 Income taxes paid (refunded)       $  (250,772) $    61,241 $
127,570

Independent Accountants' Report

Board of Directors
Great Southern Bancorp, Inc.
Springfield, Missouri


We have audited the consolidated statements of financial condition of GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES as of June 30,
1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GREAT SOUTHERN BANCORP, INC. AND SUBSIDIARIES as of
June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.



                                           /s/  Baird, Kurtz &
Dobson

August 19, 1998
Springfield, Missouri















Directors of Great Southern Bancorp, Inc.

(There is an individual photo of each director.)

William V. Turner
CHAIRMAN OF THE BOARD, PRESIDENT, and
CHIEF EXECUTIVE OFFICER

William E. Barclay
PREIDENT, AUTO MAGIC / JIFFY LUBE
SPRINGFIELD, MO

William K. Powell
PRESIDENT, HERRMAN LUMBER COMPANY
SPRINGFIELD, MO

Larry D. Frazier
GENERAL MANAGER, WHITE RIVER VALLEY
ELECTRIC COOPERATIVE, HOLLISTER, MO

Joseph W. Turner
EXECUTIVE VICE PRESIDENT and GENERAL COUNSEL













Officers of Great Southern Bancorp, Inc.


(This is a group picture of the officers.)


left to right:
Don M. Gibson
Executive Vice President
Chief Operating Officer and Secretary

Joseph W. Turner
Executive Vice President and General Counsel

William V. Turner
Chairman of the Board, President, and Chief Executive Officer


Officers of Great Southern Bank

(There is an individual photo of each officer.)

William V. Turner
Chairman of the Board and
Chief Executive Officer
a native of Mansfield, MO

Don M. Gibson
Vice Chairman, Chief Financial Officer,
Chief Operating Officer & Secretary
a native of Springfield, MO

Joseph W. Turner
President
a native of Springfield, MO

Richard Wilson
Senior Vice President
and Controller
a native of Aurora, MO

Mike Lawson
First Vice President and
Commercial Business Development
a native of Monett, MO

Steve Mitchem
First Vice President and
Senior Lending Officer
a native of Cabool, MO

Darrin Newbold
President, Aurora Bank
a native of Aurora, MO

Bret Aegerter
Vice President,
Branch Administration
a native of Nebraska

Mary Allison
Vice President, Consumer Loans
a native of Northern Illinois

Gene Barnes
Vice president and
Residential Lending Manager
a native of Miami, OK



        41 continued

Teresa Chasteen
Vice President and
Director of Marketing
a native of Mountain Grove, MO

Tracy Crider
Vice President and
Construction Loan Officer
a native of Dixon, MO

Debbie Flowers
Vice President and
Commercial Loan Administration
a native of Lebanon, MO

Doug Marrs
Vice President, Operations
a native of Canyon City, CO

Bruce Menke
Vice President and
Commercial Loan Officer
a native of PoughKeepsie, NY

Bob Ogden
Vice President and
Commercial Loan Officer
a native of Licking, MO

Eric Piel
Vice President and
Commercial Business Development
a native of St. Louis, MO

Paul Potthoff
Vice President and
Commercial Loan Officer
a native of Dexter, MO

Matt Snyder
Vice President and
Director of Human Resources
a native of Springfield, MO

Lin Thomason
Vice President and
Corporate Business Development
a native of Deslodge, MO




        Back Cover
(This is the back cover which was a smaller picture similar to the picture that was on the front cover. The majority of the page is a solid maroon.)

